

DaVita®

"To be the provider, partner and employer of choice"

2006 ANNUAL REPORT

Table of Contents

	Page
Management's Discussion and Analysis of Financial Condition and Results of Operations	3
Management's Report on Internal Control over Financial Reporting	23
Report of Independent Registered Public Accounting Firm	24
Report of Independent Registered Public Accounting Firm	25
Consolidated Statements of Income	26
Consolidated Balance Sheets	27
Consolidated Statements of Cash Flow	28
Consolidated Statements of Shareholders' Equity and Comprehensive Income	29
Notes to Consolidated Financial Statements	30
Risk Factors	64
Selected Financial Data	74
Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	76
Stock Price Performance	77
Quantitative and Qualitative Disclosures About Market Risk	78

In the interest of our Stakeholders, we have kept the cost of this Annual Report to a minimum. For additional information about the Company, please visit our website at *www.davita.com* or contact LeAnne Zumwalt at DaVita's corporate address.



Dear Stakeholders:

I am pleased to report on 2006 and provide a few additional thoughts with respect to the future.

Clinical Outcomes: DaVita and its affiliated physicians achieved strong performance again this year. Here are some examples in the areas of access placement, nutrition, and kinetics/adequacy:

- 53% of our patients are receiving their dialysis through an arteriovenous fistula,
- 84% of our patients achieved an albumin level of 3.5 or better, and
- 93.1% of our patients achieved a Kt/V of 1.2 or better.

2006 was a superb clinical year! DaVita delivered the best care in its history and our outcomes compare very favorably to the national averages.

Integration: In 2006 we made significant progress in integrating the two companies. We hit all of our major deadlines on time and on budget; if anything we exceeded our expectations in this regard. We successfully integrated all but one functional area in terms of both organizational leadership and business processes. Our completed core system integrations include human resources, payroll, inventory and purchasing, and patient registration.

We are still in the process of rolling out our new billing and collection system as well as the clinical documentation system software. To date we have just over half of our centers on the new clinical system and about 200 former Gambro Healthcare centers converted to the DaVita billing system. Completion of these projects is not anticipated until early 2008 and we may experience some billing and collection disruption as we move through 2007. This could affect both operating profit and our working capital.

Perhaps the area where we are most proud relates to the welcoming of over 11,000 former Gambro Healthcare teammates to the DaVita Village. Many of them related quickly and naturally to our Mission & Values. We invested to facilitate this by having virtually every Gambro Healthcare teammate go through our New Teammate Orientation Program. In addition over 6,000 teammates attended an academy or other leadership training program. The Village concept and reality remain strong.

Cash Flow: In 2006 we had the strongest cash flow in our history. Cash flow from operations was $605 million and free cash flow[1] was $496 million, in each case excluding an $85 million income tax payment associated with the divestiture of centers in conjunction with the Gambro Healthcare acquisition. These unusually strong cash flows allowed us to repay $400 million of debt last year and end the year with a leverage ratio of 3.66 times debt to trailing 12 month earnings before interest and taxes.

Earnings: Net earnings from continuing operations were $266 million and earnings per share were $2.52, excluding an after-tax valuation gain of $23 million, on the Gambro Product Supply Agreement. Our financial performance for the first full year of operations as a combined company exceeded our expectations.

Public Policy: We continued to build strong relationships with key government stakeholders, including CMS and Congress. We achieved a much-needed 1.6% increase to the composite rate in a year when few other healthcare segments saw positive action. We worked hard to ensure a fair drug add-on and the reform of certain vascular access payment codes. At the state level, we undertook action that led to the reversal of

Medicaid cuts in California and greater attention to the need for speedy facility certification. Our overall situation remains serious, however, as we continue to lose money on the over 85% of our patients for whom the government is their primary payor.

Recognizing the critical importance of advocacy, we also expanded our grassroots action in 2006. DaVita Patient Citizens now has over 20,000 members and conducts frequent meetings and Capitol Hill briefings. DaVita also assisted with the creation of the DaVita Nephrology Alliance, an advocacy organization enabling nephrologists to become more engaged in the public policy issues affecting their profession and patients. Finally, DaVita centers hosted federal and state lawmakers and staff to an unprecedented degree in 2006, averaging more than 1 official visitor for every workday of the year.

Compliance: 2006 was a strong year for our compliance program. We have a fully integrated compliance function focused on navigating our complex regulatory environment. In addition, we were successful in our second year of the Gambro Corporate Integrity Agreement (CIA), among the highlights, we trained more than 13,000 teammates and had audit results that significantly outperformed the CIA minimum requirements. Also, early 2007 brought an end to the investigation into the company's business practices by the U.S. Attorney's office for the Eastern District of Pennsylvania. This six year investigation was terminated without any financial penalties and without any required changes in our operating practices. We are very pleased that this broad reaching investigation has come to a conclusion and we will continue to cooperate with our remaining government inquiries.

Outlook: In 2006 DaVita delivered strong performance to all of our stakeholders.

In 2007 we are facing some significant head winds. The year has begun with heightened government scrutiny of industry anemia management practices; we are worried that non-nephrologists are going to exercise clinical judgment which would negatively impact patients in a significant way. In addition competition has picked up in intensity as private-equity backed companies pursue growth. Finally, we do anticipate significant margin compression over time, as a result of private and public rate pressures.

On the positive side, demand for our services will continue to grow. Our cash flows are likely to continue to be strong. And we hope our differentiated quality will play a role in private and public payors decision-making in the future.

We will continue to invest in our strategic portfolio that is intended to position us to be the highest value provider of kidney related care for all payors.

Again this year, I would like to offer heartfelt thanks to our 29,000 teammates. Your resilience and tenacity in simultaneously meeting the needs of so many diverse constituencies is remarkable.

Respectfully submitted,



Kent J. Thiry
Chairman and CEO

(1) GAAP operating cash flow was $520 million. Free cash flow is defined as GAAP operating cash flow of $520 million, plus the income tax payment on the divested centers of $85 million, less expenditures for routine maintenance and information technology of $109 million.

  

Management's Discussion and Analysis of Financial Condition and Results of Operation

Forward looking statements

This Annual Report contains statements that are forward-looking statements within the meaning of the federal securities laws. All statements that do not concern historical facts are forward-looking statements and include, among other things, statements about our expectations, beliefs, intentions and/or strategies for the future. These forward-looking statements include statements regarding our future operations, financial condition and prospects, expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, cash flow, operating cash flow, estimated tax rates, capital expenditures, the development of new centers and center acquisitions, the impact of the DVA Renal Healthcare acquisition and our level of indebtedness on our financial performance, including earnings per share, and anticipated integration costs. These statements involve substantial known and unknown risks and uncertainties that could cause our actual results to differ materially from those described in the forward-looking statements, including, but not limited to, risks resulting from the regulatory environment in which we operate, economic and market conditions, competitive activities, other business conditions, accounting estimates, the concentration of profits generated from commercial payor plans, possible reductions in private and government payment rates, changes in pharmaceutical practice patterns, payment policies or pharmaceutical pricing, our ability to maintain contracts with physician medical directors, legal compliance risks, including our continued compliance with complex government regulations and the subpoena from the U.S. Attorney's Office for the Eastern District of New York, the subpoenas from the U.S. Attorney's Office for the Eastern District of Missouri and DVA Renal Healthcare's compliance with its corporate integrity agreement, our ability to complete and integrate acquisitions of businesses, the successful integration of DVA Renal Healthcare, including its billing and collection operations and the risk factors set forth in this Annual Report. We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise these statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

The following should be read in conjunction with our consolidated financial statements.

Overview

We are a leading provider of dialysis services in the United States through a network of approximately 1,300 outpatient dialysis centers and 770 hospitals, serving approximately 103,000 patients. In October 2005, we acquired DVA Renal Healthcare, Inc., then one of the largest dialysis service providers in the United States, for approximately $3.06 billion. At the time of the acquisition, DVA Renal Healthcare was operating 566 outpatient dialysis centers and generating annual revenues of approximately $2 billion. The operating results of DVA Renal Healthcare are included in our operating results effective October 1, 2005.

In accordance with a consent order issued by the Federal Trade Commission on October 4, 2005, we were required to divest a total of 69 outpatient dialysis centers and to terminate two management services agreements in order for us to complete the DVA Renal Healthcare acquisition. In 2005, we divested a total of 71 centers and terminated the two management services agreements. In addition, effective January 1, 2006, we completed the sale of three additional centers that were previously pending state regulatory approval. We received total cash consideration of approximately $330 million for all of the centers divested and used approximately $13 million to purchase the minority interest ownership of a joint venture, to distribute a minority owners' share of the sale proceeds, and to pay related transaction costs. We also paid approximately $85 million in related income taxes in the first quarter of 2006. The operating results of the historical DaVita divested centers and its one management services agreement are reflected as discontinued operations in our consolidated financial statements for 2005 and prior.

Our stated mission is to be the provider, partner and employer of choice. We believe our attention to these three areas, our patients, our teammates, and our business partners, represent the major drivers of our long-term success, aside from external factors such as government policy and physician practice patterns. Accordingly, two principal non-financial metrics we track are quality clinical outcomes and teammate turnover. We have developed our own composite index for measuring improvements in our clinical outcomes, which we refer to as the DaVita Quality Index, or DQI. Our clinical outcomes have improved over each of the past three years, and in 2006 we achieved another year of excellent clinical outcomes. Although it is difficult to reliably measure clinical performance across our industry, we believe our clinical outcomes compare favorably with other dialysis providers in the United States. Over the past several years we have achieved significant reductions in teammate turnover, which has been a major contributor to our performance improvements. We will continue to focus on these fundamental long-term value drivers.

Our operations are presented as a single reporting segment, with approximately 98% of our revenues currently derived directly from providing dialysis and dialysis related services, such as laboratory services (collectively dialysis revenue). Eighty-two percent of our dialysis revenue is derived from outpatient hemodialysis services in 1,262 centers that we consolidate that are either wholly-owned or majority-owned. Other dialysis services, which are operationally integrated with our dialysis operations, are peritoneal dialysis, home-based hemodialysis, and hospital inpatient hemodialysis services, which combined accounted for approximately 15% of our dialysis revenue, and the remaining 3% of our dialysis revenue was from laboratory services.

Our other operations include various ancillary services and strategic initiatives consisting primarily of vascular access services, disease management services, ESRD clinical research programs, oral pharmacy services and administration services to minority-owned and third-party owned centers and clinics. These ancillary services and strategic initiatives are aligned with our core business of providing dialysis services to our 103,000 patients. These services generated less than 2% of our total net revenues in 2006. We currently expect to continue to invest in our strategic initiatives and anticipate that these initiatives will develop into strategically successful new business operations. However, significant changes in market conditions, business performance or in the regulatory environment may ultimately impact or continue to impact the economic viability of these strategic initiatives. Any unfavorable changes could result in a write-off of some or all of our investments in these strategic initiatives.

The principal drivers of our dialysis revenue are a) the number of treatments, which is primarily a function of the number of chronic patients requiring three treatments per week, b) average treatment revenue and c) laboratory patient testing. The total patient base is a relatively stable factor, influenced by a demographically growing need for dialysis, our relationships with referring physicians together with the quality of our clinical care, and our pace of opening and acquiring new centers.

Our year-over-year treatment volume growth was as follows:

	2006	2005
Treatment growth related to:		
Existing and newly opened centers	4.8%	5.4%
Other center acquisitions	4.0%	7.5%
DVA Renal Healthcare acquisition effective 10/1/05	51.5%	23.0%
Total treatment growth	60.3%	35.9%

Average dialysis revenue per treatment is principally driven by our mix of commercial and government (principally Medicare and Medicaid) patients, the mix and intensity of physician-prescribed pharmaceuticals, commercial and government payment rates, dialysis services charge-capture, and our billing and collecting operations performance.

On average, payment rates from commercial payors are more than double Medicare and Medicaid payment rates, and therefore the percentage of commercial patients to total patients represents a major driver of our total average revenue per treatment. The acquisition of DVA Renal Healthcare did not materially affect our overall patient mix percentage.

The following tables summarizes our dialysis revenue and patient percentages by payor type for the year ended December 31, 2006:

	Revenues	Patient Percentages
Medicare and Medicare assigned HMO plans	58%	78%
Medicaid	4%	6%
Other government-based programs	3%	3%
Total government-based programs	65%	87%
Commercial	35%	13%
Total dialysis revenue	100%	100%

Government payment rates are principally determined by federal (Medicare) and state (Medicaid) policy. These payment rates have limited potential for rate increases and are sometimes at risk of being reduced. Cumulative net increases in Medicare payment rates from 1990 through 2006 totaled approximately 9%. There were no Medicare payment rate increases for 2003 and 2004. CMS implemented increases of 1.6% on January 1, 2006 and January 1, 2005, however the 2005 increase was more than offset by other structural changes to Medicare dialysis payment rates that also became effective January 1, 2005. In addition, CMS recently approved a 1.6% increase that will be effective on April 1, 2007. Medicaid rates in some states have been under severe budget pressures. Commercial rates can vary significantly and a major portion of our commercial rates are at contracted amounts with major payors and are subject to intense negotiation pressure. Over the past three years we have been successful in maintaining relatively stable average payment rates in the aggregate for patients with commercial plans, in addition to obtaining periodic fee schedule increases, although we are continuously in the process of negotiating agreements with our commercial payors which may result in overall commercial rate reductions in excess of commercial rate increases in the future.

Approximately 30% of our dialysis revenue for the year ended December 31, 2006, has been associated with physician-prescribed pharmaceuticals, with EPO accounting for approximately 25% of our dialysis revenue. Therefore, changes in physician practice patterns, pharmaceutical protocols, pharmaceutical intensities and changes in private and governmental payment rates significantly influence our revenue levels. Such changes, driven by physician practice patterns and protocols focused on improving clinical outcomes, accounted for a significant portion of the increase in average revenue per treatment in 2006.

Our operating performance with respect to dialysis services charge-capture and billing and collection can also be a significant factor in how much average revenue per treatment we actually realize. Over the past three years we have invested heavily in new systems and processes that we believe have helped improve our operating performance and reduced our regulatory compliance risks and we expect to continue to improve these systems. We are currently in the process of upgrading our billing and collections systems as part of the integration of DVA Renal Healthcare's systems, which could adversely affect our collection performance during the transition period.

Our revenue recognition involves significant estimation risks. Our estimates are developed based on the best information available to us and our best judgment as to the reasonably assured collectibility of our billings as of the reporting date. Changes in estimates are reflected in the then-current period financial statements based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies.

Our annual average dialysis revenue per treatment including lab services for continuing operations was $330, $323 and $322 for 2006, 2005, and 2004, respectively. Principal factors affecting our average revenue per treatment in 2006 were increases in our standard fee schedules (principally impacting non-contracted commercial revenue) and changes in our commercial and government payor mix, as well as changes in the intensity of physician-prescribed pharmaceuticals. In 2005, the average revenue per treatment was impacted by the lower average revenue per treatment attributable to the DVA Renal Healthcare acquisition that became effective on October 1, 2005, and an overall decline in the intensities of physician-prescribed pharmaceuticals, offset by increases in our commercial standard fee schedules. The average revenue per treatment for the fourth quarter 2005 following the acquisition was $320 per treatment. Our ability to negotiate acceptable payment rates with contracted commercial payors, changes in the mix and intensities of physician-prescribed pharmaceuticals, government payment policies, and changes in the mix of government and non-government payments may materially impact our average revenue per treatment in the future. Additionally, the continuing integration process for the DVA Renal Healthcare billing system could adversely affect our collection performance during the transition period.

The principal drivers for our patient care costs are clinical hours per treatment, labor rates, vendor pricing of pharmaceuticals, and business infrastructure and compliance costs. However, other cost categories can also represent significant cost changes, such as increased insurance costs experienced in 2004. Our average clinical hours per treatment have improved over the past three years primarily because of reduced teammate turnover and improved training and processes. We believe there is limited opportunity for productivity improvements beyond the levels achieved in 2004 and 2005, and federal and state policies can adversely impact our ability to achieve optimal productivity levels. In 2006, our clinical hours per treatment remained stable compared to 2005, however, we did experience an increase in our labor rates per treatment as labor rates have increased consistent with general industry trends mainly due to the demand for skilled clinical personnel, along with general inflation increases. For the past three years we have been able to negotiate relatively stable pharmaceutical pricing with our vendors. In addition, our agreement with Amgen for the purchase of EPO includes volume discount and other thresholds which could negatively impact our earnings if we are unable to meet those thresholds. Our acquisition of DVA Renal Healthcare did not have a significant impact on our overall patient costs on a per treatment basis.

General and administrative expenses have remained relatively constant as a percent of total revenues over the past three years. However, this reflects substantial increases in spending related to strengthening our business and regulatory compliance processes and legal and other professional fees. We expect that these higher levels of general and administrative expenses will be sustained or possibly increased in order to support our long-term initiatives, including further investments in our strategic initiatives, and to support our efforts to achieve the highest levels of regulatory compliance.

Successful resolutions of disputed Medicare billings at our Florida lab resulted in recoveries related to prior years' services being recognized as current period revenue and operating income of approximately $4 million, and $8 million in 2005, and 2004, respectively. We have received all expected recoveries and will not receive any additional recoveries in the future.

Outlook for 2007. We currently estimate our operating income in 2007 to be in the range of $700—$760 million. These projections and the underlying assumptions involve significant risks and uncertainties, and actual results may vary significantly from these current projections. These risks, among others, include those relating to the concentration of profits generated from commercial payor plans, possible reductions in private and government payment rates, changes in pharmaceutical practice patterns, payment policies or pharmaceutical pricing, our ability to maintain contracts with our physician medical directors, legal compliance risks, including our continued compliance with complex government regulations and the subpoena from the U.S. Attorney's Office for the Eastern District of New York and the subpoenas from the U.S. Attorney's Office for the Eastern District of Missouri and DVA Renal Healthcare's compliance with its corporate integrity agreement, our ability to complete and integrate acquisitions of businesses, and the successful integration of DVA Renal Healthcare, including its billing and collection operations. You should read "Risk Factors" in this Annual Report and the forward looking statements and associated risks as discussed on page three for more information about these and other potential risks. We undertake no obligation to update or revise these projections, whether as a result of changes in underlying factors, new information, future events or otherwise.

Results of operations

Following is a summary of operating results for reference in the discussion that follows.

Continuing Operations	Year ended December 31, 2006		2005		2004	
	(dollar amounts rounded to nearest million, except per treatment data)					
Net operating revenues:						
Current period services	$ 4,881	100%	$ 2,970	100%	$ 2,169	100%
Prior years' services—laboratory	—		*4*		*8*	
	4,881		2,974		2,177	
Operating expenses and charges:						
Patient care costs	3,390	70%	2,036	69%	1,470	68%
General and administrative	454	9%	272	9%	192	9%
Depreciation and amortization	173	4%	117	4%	83	4%
Provision for uncollectible accounts	126	2%	62	2%	39	2%
Minority interests and equity income, net	36	1%	22		12	
Valuation gain on Product Supply Agreement	(38)					
Total operating expenses and charges	4,141	85%	2,509	85%	1,796	83%
Operating income	$ 739	15%	$ 465	16%	$ 381	17%
Dialysis treatments	14,495,796		9,044,966		6,654,069	
Average dialysis treatments per treatment day	46,372		28,898		21,225	
Average dialysis revenue per treatment	$ 320		$ 313		$ 313	
Average dialysis revenue per treatment (including the lab)	$ 330		$ 323		$ 322	

The operating results of DVA Renal Healthcare are included in our operating results from October 1, 2005. Our operating income margins, excluding recoveries for prior years' lab services and the valuation gain on the Product Supply Agreement declined from 15.5% in 2005 to 14.4% in 2006, primarily due to higher labor and benefit costs, additional integration costs and SFAS No. 123(R) stock-based compensation expense.

Net operating revenues

Operating revenues for current period services increased 64% in 2006 compared to 2005 and increased 37% in 2005 compared to 2004. The number of dialysis treatments accounted for approximately 57% of the increase in revenues in 2006, with approximately 49% primarily due to the acquisition of DVA Renal Healthcare effective on October 1, 2005 and the balance from acquisitions and growth in existing and new centers. The remaining 7% increase in total net operating revenue in 2006 was due to increases in the average dialysis revenue per treatment and additional management fees and revenue from ancillary services and strategic initiatives. The acquisition of DVA Renal Healthcare in the fourth quarter of 2005 accounted for approximately 22% of the increase in 2005, approximately 12% was due to increases in the number of dialysis treatments with the balance of approximately 3% due to additional increases in the average dialysis revenue per treatment and additional lab, management fees and ancillary revenue.

Dialysis revenue, which includes dialysis services and related laboratory services, represented approximately 98%, 98% and 99% of net operating revenues in 2006, 2005, and 2004, respectively. Ancillary services and strategic initiatives, including management fee income, accounted for the balance of our total revenues.

Dialysis Services

Dialysis revenue. We generate approximately 82%, 9% and 6% of our total dialysis revenue from outpatient hemodialysis, peritoneal dialysis and home-based dialysis, and hospital inpatient hemodialysis, respectively, and 3% of our total dialysis revenue from laboratory services. Major components of dialysis revenue include both the administration of EPO and other pharmaceuticals as part of the dialysis treatment, which represents approximately 30% of total dialysis revenue, and related laboratory services, as described below.

Approximately 65% of our total dialysis revenue for the year ended December 31, 2006 is from government-based programs, principally Medicare, Medicaid, and Medicare Advantage Plans, representing approximately 87% of our total patients. Our commercial payors consist principally of commercial insurance plans, including more than 1,200 with whom we have contracted rates. Approximately 13% of our dialysis revenue is associated with non-contracted commercial payors. Less than 1% of our dialysis services and related dialysis services payments are received directly from patients. No single commercial payor accounted for more than 5% of total dialysis revenue for the year ended December 31, 2006.

On average we are paid at more than double Medicare or Medicaid rates for services provided to patients covered by commercial healthcare plans. Patients covered by employer group health plans transition to Medicare coverage after a maximum of 33 months. As of December 31, 2006, the Medicare ESRD dialysis treatment rates for our patients were between $147 and $162 per treatment, or an overall average of $155 per treatment, excluding the administration of separately billed pharmaceuticals. Medicare payment rates are insufficient to cover our patient care costs associated with providing dialysis treatments, and therefore we lose money on each Medicare treatment.

Our net earnings from dialysis services are derived from commercial payors, some of which pay at negotiated payment rates and others which pay based on our usual and customary fee schedule. While our commercial payment rates are under downward pressure as we negotiate contract rates with large HMOs and insurance carriers, and we expect this trend to continue into 2007, we have been successful in offsetting these pressures through successful negotiating and price increases. Additionally, as a patient transitions from commercial coverage to Medicare or Medicaid coverage, the payment rates normally decline substantially.

Our year-over-year treatment volume growth was as follows:

	2006	2005
Treatment growth related to:		
Existing and newly opened centers	4.8%	5.4%
Other center acquisitions	4.0%	7.5%
DVA Renal Healthcare acquisition effective 10/1/05	51.5%	23.0%
Total treatment growth	60.3%	35.9%

The annual average dialysis revenue per treatment, including lab services, for continuing operations was $330, $323 and $322 for 2006, 2005, and 2004, respectively. Principal factors affecting our average revenue per treatment in 2006 were increases in our standard fee schedules (principally impacting non-contracted commercial revenue), and changes in our commercial and government payor mix, as well as changes in the intensity of physician-prescribed pharmaceuticals. In 2005, the average revenue per treatment was impacted by the lower average revenue per treatment attributable to the DVA Renal Healthcare acquisition that became effective October 1, 2005, and an overall decline in the intensities of physician-prescribed pharmaceuticals, offset by increases in our commercial standard fee schedules. The average revenue per treatment for the fourth quarter of 2005 following the acquisition was $320 per treatment. Our ability to negotiate acceptable payment rates with contracted commercial payors, changes in the mix and intensities of physician-prescribed pharmaceuticals, government payment policies, and changes in the mix of government and non-government payments may materially impact our average revenue per treatment in the future. Additionally, the continuing integration process for the DVA Renal Healthcare billing and collections operations could adversely affect our collections through the two to three year transition period.

Lab revenues. Lab revenues represented approximately 3% of our total net operating revenues for 2006 and 2005.

A third-party carrier review of Medicare claims associated with our Florida-based laboratory was initiated in 1998. No Medicare payments were received for our lab services from the second quarter of 1998 until the third quarter of 2002 while we were appealing the Medicare payment withholds. Following a favorable administrative law judge ruling in 2002, we began receiving prior year Medicare payments in the third quarter of 2002, and received a total of approximately $83 million prior to 2004, $8 million in 2004, and $4 million in 2005. There are no further significant unresolved Medicare lab billing issues.

Ancillary services and strategic initiatives

Ancillary services and strategic initiatives, including management fees, represented less than 2% of our total net operating revenues for both 2006 and 2005.

Management fee income. Management fee income is included as part of our revenue from ancillary services and strategic initiatives, and represented less than 1% of net operating revenues for 2006 and 2005. We operated or provided administrative services to 38 third-party or minority-owned dialysis centers as of December 31, 2006 and 2005. We also provided management and administrative services to 30 physician-owned vascular access clinics at December 31, 2006. Our management fees are principally based on a percentage of the revenue of the managed operations, cash collections, or based upon a percentage of operating income. In January 2007, we received notice that one of our management and administrative services agreements will be terminated on November 30, 2007. As of December 31, 2006 we provided management and administrative services to 19 dialysis centers under this agreement.

Operating expenses and charges

Patient care costs. Patient care costs are those costs directly associated with operating and supporting our dialysis centers and ancillary operations, and consist principally of labor, pharmaceuticals, medical supplies and facility costs. As a percentage of current period operating revenues, patient care costs were approximately 69.5% for 2006, 68.5% for 2005 and 67.8% for 2004. On a per-treatment basis, patient care costs increased year-over-year approximately $9 and $4 in 2006 and 2005, respectively. The increase in 2006 was principally due to higher labor and benefit costs, increases in expenses related to our strategic initiatives and an increase in the intensities of physician-prescribed pharmaceuticals. The increase in 2005 was principally due to higher labor and benefit costs, and to a lesser extent medical supply costs. The higher labor costs in 2006 reflect rising labor rates mainly due to the demand for skilled clinical personnel and the effect of the increase in the number of newly opened centers, which are not yet at normal productivity levels.

General and administrative expenses. General and administrative expenses consist of those costs not specifically attributable to the dialysis centers, or the direct costs associated with our ancillary services and strategic initiatives, and include expenses for corporate and divisional administration, including centralized accounting, billing and cash collection functions, and regulatory compliance oversight. General and administrative expenses as a percentage of current period operating revenues were 9.3%, 9.2%, and 8.9% in 2006, 2005, and 2004, respectively. The absolute dollar increase in general and administrative expense for 2006 was primarily due to higher labor and benefit costs, professional fees for legal and compliance initiatives and government investigations, integration costs associated with the DVA Renal Healthcare acquisition and stock-based compensation expense under SFAS No. 123(R). The increase in general and administrative expense for 2005 was primarily due to infrastructure costs for expanding business operations, professional fees for legal and compliance initiatives and government investigations, higher labor costs, and integration costs associated with the DVA Renal Healthcare acquisition.

Depreciation and amortization. Depreciation and amortization was approximately 4% of current period operating revenues for each of the past three years. The absolute dollar increase in depreciation and amortization in 2006 was due to additional centers from acquisitions and newly opened centers, amortization of intangible assets associated with the DVA Renal Healthcare acquisition, offset by the amortization of the Product Supply Agreement as described below.

Provision for uncollectible accounts. As a result of the DVA Renal Healthcare acquisition and the higher historical provision rate for DVA Renal Healthcare, the post-acquisition average provision for uncollectible accounts receivable was 2.6% in the fourth quarter of 2005. This rate was consistently maintained in 2006 and is expected to remain stable in 2007. The provisions for uncollectible accounts receivable were approximately 2.1% of current period operating revenues for the full year 2005, and 1.8% for 2004.

Minority interests and equity income, net. Minority interests net of equity income increased to approximately $36 million in 2006, an increase of approximately $14 million over 2005. The increase was primarily due to an increase in new centers having minority partners as well as growth in the earnings of our joint ventures.

Product Supply Agreement. On May 29, 2006, we notified Gambro Renal Products Inc. (Gambro Renal Products) that we were terminating the Alliance and Product Supply Agreement (the Product Supply Agreement) with Gambro AB and Gambro Renal Products. The Product Supply Agreement was entered into on October 5, 2005, in conjunction with our acquisition of DVA Renal Healthcare and committed us to purchase a significant majority of our hemodialysis products supplies and equipment at fixed prices. Our termination notice claimed a material breach by Gambro Renal Products for failure to perform its obligations under the Product Supply Agreement, primarily as a result of an import ban issued by the U.S. Food and Drug Administration affecting certain hemodialysis products.

On August 25, 2006, we entered into an amended and restated Product Supply Agreement (the Amended Supply Agreement), with Gambro Renal Products and Gambro AB. The Amended Supply Agreement effectively revoked our notice of termination of the Product Supply Agreement. The Amended Supply Agreement, among other things, relieves us of certain obligations, including releasing us from the purchase requirements for certain affected products during the import ban, permits us to secure alternate sources of supplies for the products affected by the import ban, reduces our purchase obligations for certain hemodialysis product supplies and equipment and also allows for the termination of the purchase obligations for equipment affected by the import ban if the import ban is not lifted by June 30, 2007.

As a result of the reductions in the amount of purchase obligations that are now required under the Amended Supply Agreement, we recorded a net valuation gain of approximately $38.0 million. This valuation gain represents the difference in the fair value between the Product Supply Agreement and the Amended Supply Agreement, as of the effective date of the amendment.

Impairments and valuation adjustments. We perform impairment or valuation reviews for our property and equipment, amortizable intangibles, investments in and advances to third-party dialysis businesses, and our ancillary services and strategic initiatives at least annually and whenever a change in condition indicates that a review is warranted. Such changes include shifts in our business strategy or plans, the quality or structure of our relationships with our partners, or when a center experiences deteriorating operating performance. Goodwill is also assessed at least annually for possible valuation impairment using fair value methodologies. No significant impairments or valuation adjustments were recognized during the periods presented.

Debt expense

Debt expense for 2006, 2005, and 2004 consisted of interest expense of approximately $263 million, $134 million, and $50 million, respectively, amortization of deferred financing costs of approximately $10 million in 2006, $5 million in 2005, and $2 million in 2004, and in 2006, included the write-off of approximately $3.3 million of deferred financing costs associated with the principal prepayments on our term loans. The increase in interest expense in 2006 as compared to 2005 was primarily attributable to additional borrowings outstanding during 2006 under our credit facility, the increase in the average outstanding balances of our senior and senior subordinated notes, which were issued in March 2005, and increases in the LIBOR-based variable interest rates on the unhedged portion of our debt. The increase in interest expense in 2005 as compared to 2004 was primarily attributable to borrowings under our credit facility in connection with the acquisition of DVA Renal Healthcare that was effective October 1, 2005, increases in the LIBOR-based variable interest rates and issuance of our new senior and senior subordinated notes that have average fixed interest rates of approximately 7.0%, offset by changes in our LIBOR-based receipts from swap settlements.

Other income

Other income, which was a net of approximately $13 million, $9 million, and $4 million for 2006, 2005, and 2004, respectively, consisted principally of interest income.

Provision for income taxes

The provision for income taxes for 2006 represented an effective annualized tax rate of 39.2%, compared with 37.4% and 38.6% in 2005 and 2004 respectively. The changes in the effective tax rates were primarily due to state income taxes and tax valuation allowance adjustments. We currently project that the effective income tax rate for 2007 will be in the range of 39.5% to 40%.

Accounts receivable

Our accounts receivable balances at December 31, 2006 and 2005 represented approximately 70 and 71 days of revenue, respectively, net of bad debt provision. The relative decrease in the days of net revenue in accounts receivable as of December 31, 2006 was a result of improved cash collections.

As of December 31, 2006 approximately $50 million in unreserved accounts receivable, representing approximately 5% of our total accounts receivable balance, were more than six months old. There were no significant unreserved balances over one year old. Less than one-half of 1% of our treatments are classified as "patient pay". Virtually all revenue realized is from government and commercial payors, as discussed above.

Amounts pending approval from third-party payors as of December 31, 2006 and 2005, other than the standard monthly processing, consisted of approximately $16 million and $24 million, respectively, associated with Medicare bad debt claims, classified as "other receivables". Our Medicare bad debt claims are typically not paid to us until the Medicare fiscal intermediary audits the claims, and such audits typically occur one to four years after the claims are filed. As a kidney dialysis provider, our revenue is not subject to cost report settlements except for potentially limiting the collectibility of Medicare bad debt claims.

DVA Renal Healthcare acquisition

On October 5, 2005, we completed our acquisition of DVA Renal Healthcare, Inc. from Gambro, Inc. under a Stock Purchase Agreement dated December 6, 2004, for $3.06 billion. DVA Renal Healthcare was one of the largest dialysis service providers in the United States, operating 566 outpatient dialysis centers serving approximately 43,000 patients and generating annual revenues of approximately $2 billion. The operating results of DVA Renal Healthcare are included in our consolidated financial statements from October 1, 2005.

Divestitures per Federal Trade Commission Consent Order. As a condition of completing the DVA Renal Healthcare acquisition, we were required by the Federal Trade Commission to divest a total of 69 outpatient dialysis centers and to terminate two management services agreements. On October 6, 2005, DaVita and DVA Renal Healthcare completed the sale of 71 outpatient renal dialysis centers, and terminated the two management services agreements. In addition, effective January 1, 2006, we completed the sale of three additional centers to Renal Advantage, Inc. that were previously pending state regulatory approval in Illinois. We received total cash consideration of approximately $330 million for all of the centers divested and used approximately $13 million to purchase the minority interest ownership of a joint venture, to distribute a minority owner's share of the sale proceeds, and to pay related transaction costs. We also paid related income taxes of approximately $85 million on these divestitures during the first quarter of 2006. As part of this transaction, Renal Advantage assumed specific liabilities related to the centers and all other liabilities were retained by us. See Note 4 to the Consolidated Financial Statements.

The operating results of the historical DaVita divested centers are accounted for as discontinued operations in our consolidated financial statements for 2005 and prior.

Liquidity and capital resources

Available liquidity. As of December 31, 2006 our cash balance was $310 million and we had undrawn credit facilities totaling $253.6 million, ($250 million with our senior secured credit facility and $3.6 million associated with several joint ventures) of which approximately $50 million was committed for outstanding letters of credit. We believe that we will have sufficient liquidity and operating cash flows to fund our scheduled debt service and other obligations for the foreseeable future. Our primary sources of liquidity are cash from operations and cash from borrowings.

Cash flow from operations during 2006 amounted to $520 million, compared with $486 million for 2005. Cash flow from operations in 2006 included an income tax payment of approximately $85 million associated with divestitures of certain centers in conjunction with the DVA Renal Healthcare acquisition and also included cash interest payments of approximately $272 million reflecting our higher outstanding debt balances as a result of the DVA Renal Healthcare acquisition. Cash interest payments in 2005 were approximately $86 million. Non-operating cash outflows in 2006 included $263 million for capital asset expenditures, including $143 million for new center developments and an additional $87 million for acquisitions. We also received in 2006 approximately $22 million from the sale of discontinued operations and asset sales. Non-operating cash outflows in 2005 included $161 million for capital asset expenditures, including $93 million for new center developments, and an additional $3,202 million for acquisitions. We also received in 2005 approximately $299 million from the sale of discontinued operations. During 2006, we acquired a total of 26 dialysis centers, including two centers that we previously held a minority-owned interest, opened 55 new dialysis centers and divested, sold or closed 14 centers. The acquisition of DVA Renal Healthcare in the fourth quarter of 2005 resulted in the net addition of 492 dialysis centers after related divestitures. We acquired 54 other dialysis centers and opened 46 new dialysis centers during 2005.

We currently expect to spend approximately $110 million to $120 million for general maintenance capital asset expenditures in 2007, and approximately $200 million to $220 million for new center development, relocations and center acquisitions. Our current projections include opening approximately the same number of centers in 2007 that we opened in 2006. We expect to generate approximately $440 million to $510 million of operating cash flow in 2007.

2006 capital structure changes and other capital items. During 2006, we made principal payments totaling $62 million on the term loan A and $338 million on the term loan B which included mandatory principal payments of $35 million and $24.5 million respectively. All of the mandatory principal payments were paid in advance of the scheduled payment dates in 2006. Because of the principal prepayments, our next mandatory principal payments are $12.4 million in 2007, $52.5 million in 2008, $61.3 million in 2009, $87.5 million in 2010, and $65.6 million in 2011, for the term loan A and $379 million in 2011 and $1,727 million in 2012, for the term loan B. As a result of the principal prepayment made in 2006, we wrote-off approximately $3.3 million of deferred financing costs, which is included in debt expense.

On March 1, 2006, our interest rate margins on our term loan A and term loan B (collectively, the Credit Facility), were reduced by 0.25% as a result of achieving certain financial ratios as defined in the Credit Facility. At December 31, 2006, the term loan A bears interest at LIBOR plus 1.75% and the term loan B bears interest at LIBOR plus 2.00%. The margins are subject to adjustment depending upon changes in our financial ratios and can range from 1.50% to 2.25% for the revolving credit facility and term loan A, and 2.00% to 2.25% for the term loan B. Our credit agreement contains customary affirmative and negative covenants and requires compliance with certain financial covenants, including a leverage ratio and an interest coverage ratio that determine the interest rate margins described above. The credit agreement also contains limits on the annual amount of expenditures for acquisitions and capital improvements.

Our senior and senior subordinated notes consist of $500 million of 6⅝% senior notes due 2013 and $850 million of 7 ¼% senior subordinated notes due 2015. The notes are guaranteed by substantially all of our direct and indirect wholly-owned subsidiaries and require semi-annual interest payments. We may redeem some or all of the senior notes at any time on or after March 15, 2009 and some or all of the senior subordinated notes at any time on or after March 15, 2010.

As of December 31, 2006, we maintained a total of nine interest rate swap agreements, with notional amounts totaling $1,341 million. These agreements had the economic effect of modifying the LIBOR-based variable interest rate on our debt to fixed rates ranging from 3.08% to 4.27%, resulting in a weighted average effective interest rate of 5.88%, on the hedged portion of our Credit Facility, including the term loan B margin of 2.00%. The swap agreements require quarterly interest payments, bear amortizing notional amounts, and expire in 2008 through 2010. During 2006, we accrued net cash benefits of $15.8 million from these swaps which is included in debt expense. As of December 31, 2006, the total fair value of these swaps was an asset of $29.5 million. We recorded $7.9 million, net of tax, as an increase to comprehensive income for the change in fair value of the effective portions of these swaps during 2006.

As of December 31, 2006, the interest rates were economically fixed on approximately 56% of our variable rate debt and approximately 72% of our total debt.

As a result of the swap agreements at December 31, 2006, our overall effective weighted average interest rate on the Credit Facility was 6.61%, based upon the current margins in effect ranging from 1.75% to 2.00%, and our overall average effective interest rate was 6.76%.

On February 23, 2007, we issued $400 million of 6⅝% senior notes due 2013 in a private offering. These senior notes are part of the same series of debt securities as the $500 million aggregate principal amount of 6⅝% senior notes that were issued in March 2005. The senior notes are guaranteed by our direct and indirect wholly-owned subsidiaries and require semi-annual interest payments beginning March 15, 2007. The senior notes may be redeemed in whole or part at any time on or after March 15, 2009, at certain specified prices. We used the proceeds to pay down our term loan B and also wrote off approximately $4 million of term loan B deferred financing costs.

On February 23, 2007, we amended and restated our existing Senior Secured Credit Facilities to, among other things, reduce the interest rate margin on our term loan B by 0.50%, and to amend certain covenants. The new term loan B will bear interest at LIBOR plus 1.50%. If we refinance the term loan B prior to February 23, 2008, we will be subject to a prepayment penalty of 1.0%, otherwise the payment terms remain the same. In addition, the amount by which we can elect to increase the revolving and term loan commitments was changed from $500 million to $750 million.

On February 7, 2007, we entered into a National Provider Agreement with NxStage, Inc. The agreement provides us the ability to purchase NxStage home-based hemodialysis products at a potential discount depending upon the achievement of certain volume targets. The agreement has an initial term of three years, terminating on December 31, 2009, and may be extended in six month increments up to two additional years if certain volume targets are met. As a part of the agreement, we purchased outright all of our NxStage System One equipment currently in use for $5.1 million, and will purchase a majority of our future home-based hemodialysis equipment and supplies from NxStage. In connection with the provider agreement, we purchased 2 million shares of NxStage common stock in a private placement offering for $20 million, representing an ownership position of approximately 7%. In connection with the purchase of the shares, we entered into a Registration Rights Agreement under which NxStage has agreed to register the shares.

Stock-based compensation

Effective January 1, 2006, we implemented Statement of Financial Accounting Standards (SFAS) No. 123(R) *Share-Based Payment*, which requires the measurement and recognition of cost for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units, and discounted employee stock purchases. Under SFAS No. 123 (R) our stock-based compensation awards are measured at estimated fair value on the date of grant and recognized as compensation expense over their requisite service periods. SFAS No. 123(R) supersedes our previous accounting under Accounting Principles Board Opinion (APB) No. 25 *Accounting for Stock Issued to Employees*, under which we did not recognize compensation expense for most of our stock options. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to the application of SFAS No. 123(R), and we have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123(R).

We implemented SFAS No. 123(R) using the modified prospective transition method. In accordance with this method, our consolidated financial statements for periods prior to fiscal year 2006 have not been restated to reflect this change. SFAS No. 123(R) also requires that tax benefits realized from stock award exercise gains in excess of stock-based compensation expense recognized for financial statement purposes be reported as cash flows from financing activities rather than as operating cash flows. We also elected to use the method available under FASB Staff Position FSP No. 123(R)-3 *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, which provides an alternative method for calculating historical excess tax benefits from the method described in SFAS No. 123(R) for stock-based compensation awards.

Under SFAS No. 123(R), stock-based compensation recognized during a period is based on the estimated grant-date fair value of the portion of the stock-based award vesting during that period, adjusted for expected forfeitures. Stock-based compensation recognized in our consolidated financial statements for 2006 includes compensation cost for stock-based awards granted prior to, but not fully vested as of, December 31, 2005 and stock-based awards granted in 2006. We previously recognized the effect of stock unit forfeitures as they occurred, and the effect of transitioning to recognition of expense based on expected forfeitures was insignificant. Shares issued upon exercise of stock awards are generally issued from shares in treasury. We have utilized the Black-Scholes-Merton valuation model for estimating the fair value of stock options and stock-settled stock appreciation rights granted in 2006, as well as for stock option grants during all prior periods.

For the year ended December 31, 2006, we recognized $26.4 million in stock-based compensation expense for stock options, stock-settled stock appreciation rights, stock units and discounted employee stock plan purchases, which is primarily included in general and administrative expenses in continuing operations. The estimated tax benefit recorded for this stock-based compensation was $9.7 million. As of December 31, 2006, there was $67.7 million of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under our equity compensation and stock purchase plans. We expect to recognize this cost over a weighted average remaining period of 1.7 years.

During the year-ended December 31, 2006, we received $37.9 million in cash proceeds from stock option exercises and $40.4 million in actual tax benefits upon the exercise of stock awards.

2005 capital structure changes. On October 5, 2005, we entered into a credit agreement allowing for borrowings of up to $3.05 billion. The facilities under the credit agreement consist of a $250 million six-year revolving credit facility, a $350 million six-year term loan A facility and a $2,450 million seven-year term loan B facility (the Facilities). Existing borrowings under the Facilities bear interest at LIBOR plus margins initially ranging from 2.00% to 2.25%. The margins are subject to adjustment depending upon our achievement of certain financial ratios and can range from 1.50% to 2.25% for the revolving credit facility and the term loan A, and 2.00% to 2.25% for the term loan B. The Facilities are guaranteed by substantially all of our direct and indirect wholly-owned subsidiaries and are secured by substantially all of our and our subsidiary guarantors' assets. The credit agreement also contains customary affirmative and negative covenants and requires compliance with financial covenants, including a leverage ratio and an interest coverage ratio that determine the interest rate margins described above. The aggregate amount of the Facilities may be increased by up to $500 million as long as no default exists or would result from such increase and we remain in compliance with the financial covenants after such increase. Such additional loans would be on substantially the same terms as the original borrowings under the Facilities.

On October 5, 2005, we borrowed $2,850 million under the Facilities ($50 million on the revolving credit facility, $350 million on the term loan A and $2,450 million on term loan B), and used these borrowings, along with available cash of $252 million, to purchase DVA Renal Healthcare and pay related bank fees and expenses of approximately $47 million and to pay fees and expenses in connection with terminating our then-existing credit facility. On October 7, 2005, we repaid the $50 million of the revolving credit facility with proceeds from the sale of the divested centers.

On March 22, 2005, we issued $500 million of 6⅝% senior notes due 2013 and $850 million of 7¼% senior subordinated notes due 2015 and incurred related deferred financing costs of $28.6 million. The notes are guaranteed by substantially all of our direct and indirect wholly-owned subsidiaries, and require semi-annual interest payments. We may redeem some or all of the senior notes at any time on or after March 15, 2009 and some or all of the senior subordinated notes at any time on or after March 15, 2010. We used the net proceeds of $1,323 million along with available cash of $46 million to repay all outstanding amounts under the term loan portions of our then-existing credit facilities, including accrued interest.

In conjunction with the repayment and extinguishment of our prior credit facilities during 2005, we wrote-off deferred financing costs of $8.2 million and reclassified into net income $8.1 million of swap valuation gains that were previously recorded in other comprehensive income. These gains represented the accumulated fair value of several interest rate swap instruments that became ineffective as cash flow hedges as a result of the repayment of our prior credit facilities. In addition we recorded a net loss of $2.1 million related to changes in fair values of these swaps that were not effective as interest rate hedges until they were redesignated in the second quarter of 2005.

Portions of our various interest rate swap agreements that were previously designated and expected to be effective as forward cash flow hedges became ineffective as a result of us not having any variable rate LIBOR-based interest payments during a portion of 2005. This resulted in a net charge of $1.7 million to swap valuation gains, which includes the $1.5 million discussed below as well as a reclassification into income of $2.0 million of swap valuation losses that were previously recorded in other comprehensive income. The swap payment periods that began after October 2005 were highly effective cash flow hedges with gains or losses from changes in their fair values reported in other comprehensive income.

As of December 31, 2005, we maintained a total of nine interest rate swap agreements with amortizing notional amounts totaling $1,580 million. These agreements had the economic effect of modifying the LIBOR-based variable interest rate to fixed rates ranging from 3.08% to 4.27%, resulting in an overall weighted average effective interest rate of 6.1%, which included the term loan B margin of 2.25%. The swap agreements expire in 2008 through 2010 and require quarterly interest payments. During 2005, we incurred net cash obligations of approximately $1.8 million from these swaps, $0.3 million of which is included in debt expense and $1.5 million of which is included in swap valuation gains. As of December 31, 2005, the total fair value of these swaps was an asset of approximately $30.8 million. Also during 2005, we recorded $16.8 million, net of tax, of additional comprehensive income for the changes in fair value of the effective portions of these swaps.

At December 31, 2005, our overall credit facility weighted average effective interest rate was 6.62%, and our overall average effective interest rate was 6.74%.

As of December 31, 2005, we had approximately 55% of our variable rate debt and approximately 70% of our total debt economically fixed.

Off-balance sheet arrangements and aggregate contractual obligations

In addition to the debt obligations reflected on our balance sheet, we have commitments associated with operating leases, letters of credit and our investments in third-party dialysis businesses. Substantially all of our facilities are leased. We have potential acquisition obligations for several jointly-owned centers, in the form of put provisions in joint venture agreements, which are exercisable at the third-party owners' future discretion. These put provisions, if exercised, would require us to purchase the third-party owners' interests at either the appraised fair market value or a predetermined multiple of earnings or cash flow attributable to the equity interest put to us. We also have potential cash commitments to provide operating capital advances as needed to several other third-party owned centers, minority owned centers and physician–owned vascular access clinics that we operate under administrative services agreements.

The following is a summary of these contractual obligations and commitments as of December 31, 2006 (in millions):

	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Scheduled payments under contractual obligations:					
Long-term debt	$ 18	$117	$532	$3,077	$3,744
Interest payments on senior and senior subordinated notes	95	190	190	264	739
Capital lease obligations	3	1	1	2	7
Operating leases	148	258	198	294	898
	$264	$566	$921	$3,637	$5,388
Potential cash requirements under existing commitments:					
Letters of credit	$ 50				$ 50
Acquisition of dialysis centers	100	38	33	21	192
Working capital advances to third-parties under administrative services agreements	11				11
	$161	$ 38	$ 33	$ 21	$ 253

Not included above are interest payments related to our credit facilities. Our credit facilities bear interest at LIBOR plus margins ranging from 1.75% and 2.00% and are adjustable depending upon our achievement of certain financial ratios. At December 31, 2006 our credit facilities had an overall effective weighted average interest rate of 6.61%. Interest payments are due at the maturity of specific debt tranches within each Term Loan, which can range in maturity from one month to twelve months. Future interest payments will depend upon the amount of mandatory principal payments and principal prepayments, as well as changes in the LIBOR-based interest rates and changes in the interest rate margins. Assuming no principal prepayments on our credit facilities during 2007 and no changes in the effective interest rate during 2007, approximately $158 million of interest would be required to be paid in 2007.

In addition to the above commitments, we entered into an Alliance and Product Supply Agreement on October 5, 2005, with Gambro AB and Gambro Renal Products, Inc. in conjunction with our acquisition of DVA Renal Healthcare that committed us to purchase a significant majority of our hemodialysis products, supplies and equipment at fixed prices over the next ten years. The Alliance and Product Supply Agreement was amended on August 25, 2006 to reduce our purchase obligations for certain hemodialysis product supplies and equipment and to allow for the termination of purchase obligations for certain equipment currently affected by an import ban issued by the U.S. Food and Drug Administration if the import ban is not lifted by June 30, 2007. The amended supply agreement continues to require us to purchase a significant majority of our hemodialysis product supplies and equipment at fixed prices. Our total expenditures in 2006 on such products were approximately 4% of our total operating costs. The actual amount of purchases in future years under the amended supply agreement will depend upon a number of factors, including the operating and capital requirements of our centers, the number of centers we acquire, growth of our existing centers, Gambro Renal Products' ability to meet our needs and Gambro Renal Products' ability to have the import ban lifted by June 30, 2007. See Note 4 to the Consolidated Financial Statements regarding the valuation of this commitment.

Contingencies

The majority of our revenues are from government programs and may be subject to adjustment as a result of: (1) examination by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (2) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (3) differing opinions regarding a patient's medical diagnosis or the medical necessity of services provided; and (4) retroactive applications or interpretations of governmental requirements. In addition, our revenues from commercial payors may be subject to adjustment as a result of potential claims for refunds from commercial payors, as a result of government actions or as a result of other claims by commercial payors.

United States Attorney inquiries

On March 4, 2005, we received a subpoena from the United States Attorney's Office, or U.S. Attorney's Office, for the Eastern District of Missouri in St. Louis. The subpoena requires production of a wide range of documents relating to our operations, including documents related to, among other things, pharmaceutical and other services provided to patients, relationships with pharmaceutical companies, and financial relationships with physicians and joint ventures. The subpoena covers the period from December 1, 1996 through the present. In October 2005, we received a follow-up request for additional documents related to specific medical director and joint venture arrangements. In February 2006, we received an additional subpoena for documents, including certain patient records relating to the administration and billing of Epogen (EPO). We are producing documents and providing information to the government. We are also cooperating, and intend to continue to cooperate, with the government's investigation, including by participating in discussions and meetings with the government. The subpoenas have been issued in connection with a joint civil and criminal investigation. It is possible that criminal proceedings may be initiated against us in connection with this inquiry. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare and Medicaid programs and criminal penalties. To our knowledge, no proceedings have been initiated against us at this time.

Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as this to continue for a considerable period of time. Responding to the subpoenas will continue to require management's attention and significant legal expense.

On October 25, 2004, we received a subpoena from the U.S. Attorney's Office for the Eastern District of New York in Brooklyn. The subpoena covers the period from 1996 to present and requires the production of a wide range of documents relating to our operations, including DaVita Laboratory Services. The subpoena also includes specific requests for documents relating to testing for parathyroid hormone levels (PTH), and to products relating to vitamin D therapies. The subpoena has been issued in connection with a joint civil and criminal investigation. It is possible that criminal proceedings may be initiated against us in connection with this inquiry. Any negative findings could result in substantial financial penalties against us and DVA Renal Healthcare, exclusion from future participation in the Medicare and Medicaid programs and criminal penalties. Other participants in the dialysis industry received a similar subpoena, including Fresenius Medical Group, Renal Care Group and DVA Renal Healthcare, which was acquired by us in October of 2005. To our knowledge, no proceedings have been initiated against us or DVA Renal Healthcare at this time. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as these to continue for a considerable period of time. Responding to the subpoena may continue to require management's attention and significant legal expense.

In February 2001, the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania in Philadelphia contacted us and requested our cooperation in a review of some of our historical practices, including billing and other operating procedures and our financial relationships with physicians. We cooperated in this review and provided the requested records to the U.S. Attorney's Office. In May 2002, we received a subpoena from the U.S. Attorney's Office and the Philadelphia Office of the Office of Inspector General of the Department of Health and Human Services (OIG). The subpoena required an update to the information we provided in our response to the February 2001 request, and also sought a wide range of documents relating to pharmaceutical and other ancillary services provided to patients, including laboratory and other diagnostic testing services, as well as documents relating to our financial relationships with physicians and pharmaceutical companies. The subpoena covered the period from May 1996 to May 2002. We provided the documents requested and cooperated with the United States Attorney's Office and the OIG in its investigation. In January 2007, the U.S. Attorney's Office for the Eastern District of Pennsylvania in Philadelphia informed us that it has decided to close its investigation of DaVita. No charges were made against us, no fines were assessed and no mandatory policy changes were required in connection with this investigation.

In February 2007, we received a request for information from the Office of Inspector General, U.S. Department of Health and Human Services for records relating to EPO claims submitted to Medicare. The claims relate to services provided from 2002 to 2004 by a number of our centers. The request was sent from the OIG's office in Houston, Texas. We have been in contact with the U.S. Attorney's Office for the Eastern District of Texas, which has stated that this is a civil inquiry related to EPO claims. We are cooperating with the inquiry and will be producing the requested records. There appears to be substantial overlap between this issue, and the ongoing review of EPO utilization and claims by the U.S. Attorney's Office for the Eastern District of Missouri in St. Louis. EPO utilization was also one of the subjects of the multi-year investigation by the U.S. Attorney's Office for the Eastern District of Pennsylvania, which was recently closed as described herein. To the best of our knowledge, the government has not initiated any proceeding against us in connection with this request although we cannot predict whether we will receive further inquiries or whether or when a proceeding might be initiated.

Other

We have received several notices of claims from commercial payors and other third parties related to historical billing practices and claims against DVA Renal Healthcare related to historical DVA Renal Healthcare billing practices and other matters covered by their settlement agreement with the Department of Justice. At least one commercial payor has filed an arbitration demand against us, as described below, and additional commercial payors have threatened litigation. We intend to defend against these claims vigorously; however, we may not be successful and these claims may lead to litigation and any such litigation may be resolved unfavorably. Although the ultimate outcome of these claims cannot be predicted at this time, an adverse result in excess of our established reserves, with respect to one or more of these claims could have a material adverse effect on our business, financial condition and results of operations.

We have received several informal inquiries from representatives of the New York Attorney General's Medicaid Fraud Control Unit (MFCU) regarding certain aspects of the EPO and other billing practices taking place at facilities managed by us in New York. We are cooperating with the MFCU's informal inquiries and have provided documents and information to the MFCU. To the best of our knowledge, no proceedings have been initiated against us and the MFCU has not indicated an intention to do so, although we cannot predict whether we will receive further inquiries or whether or when proceedings might be initiated.

In June 2004, DVA Renal Healthcare was served with a complaint filed in the Superior Court of California by one of its former employees who worked for its California acute services program. The complaint, which is styled as a class action, alleges, among other things, that DVA Renal Healthcare failed to provide overtime wages, defined rest periods and meal periods, or compensation in lieu of such provisions and failed to comply with certain other California labor code requirements. We are evaluating the claims and intend to vigorously defend ourselves in the matter. We also intend to vigorously oppose the certification of this matter as a class action. Although the ultimate outcome of these claims cannot be predicted, we do not expect that an unfavorable result, if any, would have a material adverse effect on our business, financial condition, liquidity or results of operations.

On August 8, 2005, Blue Cross/Blue Shield of Louisiana filed a complaint in the United States District Court for the Western District of Louisiana against Gambro AB, DVA Renal Healthcare and related entities. The plaintiff sought to bring its claims as a class action on behalf of itself and all entities that paid any of the defendants for health care goods and services from on or about January 1991 through at least December 2004. The complaint alleged, among other things, damages resulting from facts and circumstances underlying DVA Renal Healthcare's December 2004 settlement agreement with the Department of Justice and certain agencies of the United States Government. In March 2006, the case was dismissed and the plaintiff was compelled to seek arbitration to resolve the matter. In November 2006, the plaintiff filed a demand for class arbitration against us and DVA Renal Healthcare. At this time, we cannot estimate the potential range of damages, if any. We are investigating these claims and continue to vigorously defend ourselves in the matter.

In addition to the foregoing, we are subject to claims and suits in the ordinary course of business, including from time to time, contractual disputes and professional and general liability claims. We believe that the ultimate resolution of any such pending proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Critical accounting estimates and judgments

Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. These accounting principles require us to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and contingencies. All significant estimates, judgments and assumptions are developed based on the best information available to us at the time made and are regularly reviewed and updated when necessary. Actual results will generally differ from these estimates. Changes in estimates are reflected in our financial statements in the period of change based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies. Interim changes in estimates are applied prospectively within annual periods. Certain accounting estimates, including those concerning revenue recognition and provision for uncollectible accounts, impairments of long-lived assets, accounting for income taxes, variable compensation accruals and purchase accounting valuation estimates, are considered to be critical to evaluating and understanding our financial results because they involve inherently uncertain matters and their application requires the most difficult and complex judgments and estimates.

Revenue recognition and accounts receivable. There are significant estimating risks associated with the amount of revenue that we recognize for a reporting period. Payment rates are often subject to significant uncertainties related to wide variations in the coverage terms of the more than 1,200 commercial healthcare plans under which we receive payments. In addition, ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, and other payor issues complicate the billing and collection process. Revenue recognition uncertainties inherent in our operations are addressed in AICPA Statement of Position (SOP) No. 00-1. As addressed in SOP No. 00-1, net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering, among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews and other matters.

Revenues associated with Medicare and Medicaid programs are recognized based on a) the payment rates that are established by statute or regulation for the portion of the payment rates paid by the government payor (e.g, 80% for Medicare patients) and b) for the portion not paid by the primary government payor, the estimated amounts that will ultimately be collectible from other government programs paying secondary coverage (e.g, Medicaid secondary coverage), the patient's commercial health plan secondary coverage, or the patient.

Commercial healthcare plans, including contracted managed-care payors, are billed at our usual and customary rates, however, revenue is recognized based on estimated net realizable revenue for the services provided. Net realizable revenue is estimated based on contractual terms for the patients under healthcare plans with which we have formal agreements, non-contracted healthcare plan coverage terms if known, estimated secondary collections, historical collection experience, historical trends of refunds and payor payment adjustments (retractions), inefficiencies in our billing and collection processes that can result in denied claims for payments, and regulatory compliance issues. Determining applicable primary and secondary coverage for our more than 103,000 patients at any point in time, together with the changes in patient coverages that occur each month, requires complex, resource-intensive processes. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided.

Our range of dialysis revenue estimating risk is generally expected to be within 1% of total revenue, which can represent as much as 6.5% of operating income. Changes in estimates are reflected in the then current financial statements based on on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies. Changes in revenue estimates for prior periods are separately disclosed and reported if material to the current reporting period and longer term trend analyses.

Lab service revenues for current period dates of services are recognized at the estimated net realizable amounts to be received.

Impairments of long-lived assets. We account for impairment of long-lived assets, which include property and equipment, investments, including our investments in third-party dialysis businesses and our ancillary services and strategic initiatives, amortizable intangible assets and goodwill, in accordance with the provisions of SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* or SFAS No. 142 *Goodwill and Other Intangible Assets*, as applicable. Impairment reviews are performed at least annually, and whenever a change in condition occurs which indicates that the carrying amounts of assets may not be recoverable.

Such changes include changes in our business strategies and plans, changes in the quality or structure of our relationships with our partners and deteriorating operating performance of individual dialysis centers. We use a variety of factors to assess the realizable value of assets depending on their nature and use. Such assessments are primarily based upon the sum of expected future undiscounted net cash flows over the expected period the asset will be utilized, as well as market values and conditions. The computation of expected future undiscounted net cash flows can be complex and involves a number of subjective assumptions. Any changes in these factors or assumptions could impact the assessed value of an asset and result in an impairment charge equal to the amount by which its carrying value exceeds its actual or estimated fair value.

Accounting for income taxes. We estimate our income tax provision to recognize our tax expense for the current year and our deferred tax liabilities and assets for future tax consequences of events that have been recognized in our financial statements, measured using enacted tax rates and laws expected to apply in the periods when the deferred tax liabilities or assets are expected to be realized. Deferred tax assets are assessed based upon the likelihood of recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the realizability of the related deferred tax assets. See Note 13 to the Consolidated Financial Statements.

We are also in the process of determining the impact of implementing Financial Account Standard Interpretation (FIN) No. 48 *Accounting for Income Tax Uncertainties* effective January 1, 2007, that requires us to assess our tax positions on a more-likely-than-not criteria and to also determine the actual amount of benefit to recognize in the financial statements. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcome can be uncertain or future events unpredictable.

Variable compensation accruals. We estimate variable compensation accruals quarterly based upon the annual amounts expected to be earned and paid out resulting from the achievement of certain teammate-specific and/or corporate financial and operating goals. Our estimates, which include compensation incentives for bonuses, and other awards, are updated periodically based on changes in our economic condition or cash flows that could ultimately impact the actual final award. Actual results may vary due to the subjectivity involved in anticipating fulfillment of specific and/or corporate goals, as well as the final determination and approval of amounts by our Board of Directors.

Purchase accounting valuation estimates. The valuation of the tangible and intangible assets and liabilities acquired or assumed in connection with the DVA Renal Healthcare acquisition required numerous assessments and assumptions, including those concerning dialysis industry trends, our company's business strategies and plans, the strategies of present or potential competitors, the quality of our continuing relationships with physicians and teammates and the likely effects of changes in those relationships, and other competitive and market conditions including those that involve dialysis product suppliers. These assumptions include expected outcomes under different acquisition agreement terms, and as a result, involve estimates of which the ultimate accuracy will never be known. We also make various assumptions and estimates regarding the valuation of tangible and intangible assets associated with other routine acquisitions. These assumptions can have a material effect on our balance sheet valuations and the related amount of depreciation and amortization expense that will be recognized in the future. Long-lived tangible and intangible assets are subject to our regular ongoing impairment assessments.

Significant new accounting standards

Effective January 1, 2006, we adopted SFAS No. 123(R) *Share-Based Payment*, which amended SFAS No. 123 and 95 and supersedes Accounting Principles Board (APB) No. 25 *Accounting for Stock Issued to Employees*. This standard requires us to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, stock appreciation rights, stock units and discounted employee stock purchases, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value is to be estimated using option-pricing models adjusted for unique characteristics of the equity instruments. The standard also addresses the accounting for transactions that involve the creation of a liability in exchange for goods or services that are based on the fair value of a company's equity instruments or that may be settled through the issuance of such equity instruments.

The standard does not change the accounting for transactions involving equity instruments issued for services to non-employees or the accounting for employee stock ownership plans. The standard also requires that the tax benefits realized from stock award exercises in excess of the stock-based compensation expenses recognizable for financial statement purposes be reported on a prospective basis as a cash flow from financing activities rather than as an operating cash flow as previously required. This reduces net operating cash flows and increases net financing cash flows for periods after adoption of SFAS No. 123(R). During 2006, we recorded $26.4 million of stock-based compensation expenses including stock-based compensation associated with implementing SFAS No. 123(R).

In June 2006, the Financial Accounting Standards Board issued Interpretation (FIN) No. 48 *Accounting for Income Tax Uncertainties*, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109 *Accounting for Income Taxes*. The Interpretation prescribes a recognition threshold of more-likely-than-not and a measurement attribute on all tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. In making this assessment, a company must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position and that the tax position will be examined by appropriate taxing authority that would have full knowledge of all relevant information. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the financial reporting period in which that threshold is no longer met. We are currently assessing the expected impact of this Interpretation on our consolidated financial statements.

In the fourth quarter of 2006, we adopted the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how the effects of prior year misstatements should be considered in quantifying current year financial statement misstatements. The interpretations in SAB No. 108, which expresses the SEC's staff views, were issued to address the diversity in the practice of quantifying financial statement misstatements and the potential under current practice for a build up of improper amounts on the balance sheet. The SEC staff indicated that companies should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in material misstatement. The adoption of this interpretation did not have an impact on our consolidated financial statements.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining an adequate system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and which includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

During the last fiscal year, the Company conducted an evaluation, under the oversight of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's internal control over financial reporting. This evaluation was completed based on the criteria established in the report titled "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon our evaluation under the COSO framework, we have concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's consolidated financial statements have also been audited and reported on by our independent registered public accounting firm, KPMG LLP, who issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
DaVita Inc:

We have audited management's assessment, included in the accompanying management's report on internal control over financial reporting, that DaVita Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DaVita Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that DaVita Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, DaVita Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DaVita Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Seattle, Washington
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
DaVita Inc.:

We have audited the accompanying consolidated balance sheets of DaVita Inc. and subsidiaries as of December 31, 2006, and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaVita Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, DaVita Inc. adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (R) Share-Based Payment, effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of DaVita Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Seattle, Washington
February 26, 2007

Consolidated Statements of Income

(dollars in thousands, except per share data)

	Year ended December 31,		
	2006	2005	2004
Net operating revenues	$ 4,880,662	$ 2,973,918	$ 2,177,330
Operating expenses and charges:			
Patient care costs	3,390,351	2,035,243	1,470,175
General and administrative	453,516	272,463	192,082
Depreciation and amortization	173,295	116,836	82,912
Provision for uncollectible accounts	126,203	61,916	38,786
Minority interests and equity income, net	35,833	22,089	12,249
Valuation gain on Product Supply Agreement	(37,968)	—	—
Total operating expenses and charges	4,141,230	2,508,547	1,796,204
Operating income	739,432	465,371	381,126
Debt expense	(276,706)	(139,586)	(52,411)
Swap valuation gain	—	4,548	—
Refinancing charges	—	(8,170)	—
Other income, net	13,033	8,934	4,125
Income from continuing operations before income taxes	475,759	331,097	332,840
Income tax expense	186,430	123,675	128,332
Income from continuing operations	289,329	207,422	204,508
Discontinued operations			
Income from operations of discontinued operations, net of tax	—	13,157	17,746
Gain on disposal of discontinued operations, net of tax	362	8,064	—
Net income	$ 289,691	$ 228,643	$ 222,254
Earnings per share:			
Basic earnings per share from continuing operations	$ 2.79	$ 2.06	$ 2.07
Basic earnings per share	$ 2.80	$ 2.27	$ 2.25
Diluted earnings per share from continuing operations	$ 2.73	$ 1.99	$ 1.99
Diluted earnings per share	$ 2.74	$ 2.20	$ 2.16
Weighted average shares for earnings per share:			
Basic	103,520,000	100,762,000	98,727,000
Diluted	105,793,000	104,068,000	102,861,000

See notes to consolidated financial statements.

Consolidated Balance Sheets

(dollars in thousands, except per share data)

	December 31,	
	2006	2005
ASSETS		
Cash and cash equivalents	$ 310,202	$ 431,811
Accounts receivable, less allowance of $171,757 and $138,598	932,385	853,560
Inventories	89,119	69,130
Other receivables	148,842	116,620
Other current assets	29,858	38,463
Deferred income taxes	199,090	144,824
Total current assets	1,709,496	1,654,408
Property and equipment, net	849,966	750,078
Amortizable intangibles, net	203,721	235,944
Investments in third-party dialysis businesses	1,813	3,181
Other long-term assets	58,967	41,768
Goodwill	3,667,853	3,594,383
	$6,491,816	$6,279,762
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 251,686	$ 212,049
Other liabilities	473,219	381,964
Accrued compensation and benefits	341,766	231,994
Current portion of long-term debt	20,871	71,767
Income taxes payable	24,630	91,959
Total current liabilities	1,112,172	989,733
Long-term debt	3,730,380	4,085,435
Other long-term liabilities	50,076	26,416
Alliance and product supply agreement and other intangibles, net	105,263	163,431
Deferred income taxes	125,642	75,499
Minority interests	122,359	88,639
Commitments and contingencies		
Shareholders' equity:		
Preferred stock ($0.001 par value, 5,000,000 shares authorized; none issued)		
Common stock ($0.001 par value, 195,000,000 shares authorized; 134,862,283 shares issued; 104,636,608 and 101,935,257 shares outstanding)	135	135
Additional paid-in capital	630,091	569,751
Retained earnings	1,129,621	839,930
Treasury stock, at cost (30,225,675 and 32,927,026 shares)	(526,920)	(574,013)
Accumulated other comprehensive income	12,997	14,806
Total shareholders' equity	1,245,924	850,609
	$6,491,816	$6,279,762

See notes to consolidated financial statements.

Consolidated Statements of Cash Flow

(dollars in thousands)

	Year ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 289,691	$ 228,643	$ 222,254
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	173,295	119,719	86,666
Valuation gain on Product Supply Agreement	(37,968)	—	—
Stock-based compensation expense	26,389	3,353	1,690
Tax benefits from stock award exercises	40,375	38,484	41,080
Excess tax benefits from stock-based compensation	(37,251)	—	—
Deferred income taxes	2,342	(63,357)	29,115
Minority interests in income of consolidated subsidiaries	38,141	24,714	15,135
Distributions to minority interests	(32,271)	(16,246)	(10,461)
Equity investment income	(2,308)	(1,406)	(1,441)
Loss (gain) on disposal of discontinued operations and other dispositions	239	(15,856)	764
Non-cash debt expense and non-cash rent charges	27,736	5,157	2,088
Refinancing charges	—	8,170	—
Swap valuation gain	—	(4,548)	—
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
Accounts receivables	(74,737)	(62,021)	(40,263)
Inventories	(18,587)	11,980	4,257
Other receivables and other current assets	(34,044)	1,893	(381)
Other long-term assets	(9,791)	(2,039)	3,345
Accounts payable	40,712	28,869	17,764
Accrued compensation and benefits	101,555	21,664	32,899
Other current liabilities	88,841	72,615	42,784
Income taxes	(67,329)	90,958	(25,995)
Other long-term liabilities	4,541	(5,192)	(1,355)
Net cash provided by operating activities	519,571	485,554	419,945
Cash flows from investing activities:			
Additions of property and equipment, net	(262,708)	(161,365)	(128,328)
Acquisitions and purchases of other ownership interests	(86,504)	(3,202,404)	(266,265)
Proceeds from discontinued operations and asset sales	22,179	298,849	1,223
Investments in and advances to affiliates, net	20,567	20,308	14,344
Purchase of intangible assets	(5,597)	(751)	(635)
Net cash used in investing activities	(312,063)	(3,045,363)	(379,661)
Cash flows from financing activities:			
Borrowings	6,354,784	6,832,557	4,444,160
Payments on long-term debt	(6,761,743)	(4,058,951)	(4,236,861)
Deferred financing costs	(2)	(77,884)	(4,153)
Purchase of treasury stock	—	—	(96,540)
Excess tax benefits from stock-based compensation	37,251	—	—
Stock option exercises and other share issuances, net	40,593	43,919	43,432
Net cash (used in) provided by financing activities	(329,117)	2,739,641	150,038
Net (decrease) increase in cash and cash equivalents	(121,609)	179,832	190,322
Cash and cash equivalents at beginning of year	431,811	251,979	61,657
Cash and cash equivalents at end of year	$ 310,202	$ 431,811	$ 251,979

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(dollars and shares in thousands)

	Common stock		Additional paid-in capital	Retained earnings	Treasury stock		Accumulated other comprehensive income	Total
	Shares	Amount			Shares	Amount		
Balance at December 31, 2003	134,806	$135	$539,575	$ 389,083	(38,052)	$(620,998)	$ (924)	$ 306,871
Comprehensive income:								
Net income				222,254				222,254
Unrealized gain on interest rate swaps, net of tax							2,654	2,654
Total comprehensive income								224,908
Stock purchase shares issued	56		959					959
Stock unit shares issued			(936)		161	2,629		1,693
Stock option shares issued			(39,497)		4,946	82,177		42,680
Stock-based compensation expense			1,690					1,690
Tax benefits from stock awards exercised			41,080					41,080
Payment of stock split fractional shares and related costs			(157)	(50)				(207)
Treasury stock purchases					(3,350)	(96,540)		(96,540)
Balance at December 31, 2004	134,862	$135	$542,714	$ 611,287	(36,295)	$(632,732)	$ 1,730	$ 523,134
Comprehensive income:								
Net income				228,643				228,643
Unrealized gain on interest rate swaps, net of tax							16,821	16,821
Less reclassification of net swap valuation gains into net income, net of tax							(3,745)	(3,745)
Total comprehensive income								241,719
Stock purchase shares issued			657		64	1,118		1,775
Stock unit shares issued			(492)		28	492		—
Stock option shares issued			(14,965)		3,276	57,109		42,144
Stock-based compensation expense			3,353					3,353
Tax benefits from stock awards exercised			38,484					38,484
Balance at December 31, 2005	134,862	$135	$569,751	$ 839,930	(32,927)	$(574,013)	$14,806	$ 850,609
Comprehensive income:								
Net income				289,691				289,691
Unrealized gains on interest rate swaps, net of tax							7,862	7,862
Less reclassification of net swap realized gains into net income, net of tax							(9,671)	(9,671)
Total comprehensive income								287,882
Stock purchase shares issued			1,861		80	1,403		3,264
Stock unit shares issued			(1,860)		160	2,790		930
Stock option shares issued			(5,023)		2,461	42,900		37,877
Stock-based compensation expense			26,389					26,389
Excess tax benefits from stock awards exercised			38,973					38,973
Balance at December 31, 2006	134,862	$135	$630,091	$1,129,621	(30,226)	$(526,920)	$12,997	$1,245,924

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share data)

1. Organization and summary of significant accounting policies

Organization

DaVita Inc. operates kidney dialysis centers and provides related medical services primarily in dialysis centers and in contracted hospitals across the United States. These operations represent a single reportable segment. On October 5, 2005, the Company completed its acquisition of DVA Renal Healthcare, Inc. from Gambro Inc. under the Stock Purchase Agreement dated December 6, 2004, for approximately $3,060,000. DVA Renal Healthcare was one of the largest dialysis service providers in the United States, operating 566 outpatient dialysis centers, serving approximately 43,000 patients and generating annual revenues of approximately $2,000,000. In order for the Company to complete the acquisition of DVA Renal Healthcare, it was required to divest a number of outpatient dialysis centers and to terminate two management services agreements. See Note 4 to the Consolidated Financial Statements for a discussion of these transactions.

The operating results of DVA Renal Healthcare, Inc. are included in the Company's consolidated financial statements from October 1, 2005. The operating results of the historical DaVita divested centers and its one management services agreement are reflected as discontinued operations for 2005 and prior.

All share and per share data prior to 2005 have been adjusted to retroactively reflect the effects of a three-for-two stock split in the form of a stock dividend in the second quarter of 2004.

Basis of presentation

These consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. The financial statements include the Company's subsidiaries and partnerships that are wholly-owned, majority-owned, or in which the Company maintains a controlling financial interest. All significant intercompany transactions and balances have been eliminated. Non-consolidated equity investments are recorded under the equity or cost method of accounting based upon whether the Company has significant influence over the investee. Prior year balances and amounts have been classified to conform to the current year presentation.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies. Interim changes in estimates related to annual operating costs are applied prospectively within annual periods.

The most significant assumptions and estimates underlying these financial statements and accompanying notes involve revenue recognition and provisions for uncollectible accounts, impairments and valuation adjustments, accounting for income taxes, variable compensation accruals, and purchase accounting valuation estimates. Specific estimating risks and contingencies are further addressed within these notes to the consolidated financial statements.

Net operating revenues and accounts receivable

Revenues associated with Medicare and Medicaid programs are recognized based on a) the payment rates that are established by statute or regulation for the portion of the payment rates paid by the government payor (e.g., 80% for Medicare patients) and b) for the portion not paid by the primary government payor, the estimated amounts that will ultimately be collectible from other government programs paying secondary coverage (e.g., Medicaid secondary coverage), the patient's commercial health plan secondary coverage, or the patient. Revenues associated with commercial health plans are estimated based on contractual terms for the patients under healthcare plans with which we have formal agreements, commercial health plan coverage terms if known, estimated secondary collections, historical collection experience, historical trends of refunds and payor payment adjustments (retractions), inefficiencies in our billing and collection processes that can result in denied claims for payments, and regulatory compliance issues.

Operating revenues are recognized in the period services are provided. Revenues consist primarily of payments from Medicare, Medicaid and commercial health plans for dialysis and ancillary services provided to patients. A usual and customary fee schedule is maintained for our dialysis treatment and other patient services; however, actual collectible revenue is normally at a discount to the fee schedule.

Commercial revenue recognition involves substantial estimating risks. With many larger, commercial insurers the Company has several different contracts and payment arrangements, and these contracts often include only a subset of the Company's centers. It is often not possible to determine which contract, if any, should be applied prior to billing. In addition, for services provided by non-contracted centers, final collection may require specific negotiation of a payment amount, typically at a significant discount from the Company's usual and customary rates.

Services covered by Medicare and Medicaid are less subject to estimating risk. Both Medicare and Medicaid rates use prospective payment methods established in advance with definitive terms. Medicare payments for bad debt claims are subject to individual center profitability, as established by cost reports, and require evidence of collection efforts. As a result, billing and collection of Medicare bad debt claims are often delayed significantly; and final payment is subject to audit. Medicaid payments, when Medicaid coverage is secondary, may also be difficult to estimate. For many states, Medicaid payment terms and methods differ from Medicare, and may prevent accurate estimation of individual payment amounts prior to billing.

Revenue recognition uncertainties inherent in the Company's operations are addressed in AICPA Statement of Position (SOP) NO. 00-1 *Auditing Health Care Third-Party Revenues and Related Receivables*. As addressed in SOP No. 00-1, net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering, among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews and other matters.

Our range of revenue estimating risk is generally expected to be within 1% of total revenue. Changes in revenue estimates for prior periods are separately disclosed if material.

Management and administrative support services are provided to dialysis centers and physician practices not owned by the Company or where the Company has a minority ownership interest. The management fees are principally determined as a percentage of the managed operations' revenues or cash collections and in some cases an additional component based upon a percentage of operating income. Management fees are included in net operating revenues as earned.

Other income, net

Other income includes interest income on cash investments and other non-operating gains and losses.

Cash and cash equivalents

Cash equivalents are highly liquid investments with maturities of three months or less at date of purchase.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist principally of pharmaceuticals and dialysis related supplies.

Assets of discontinued operations

Assets to be disposed of that the Company has committed to sell, are available for immediate sale or a sale of assets is probable, will be classified as held for sale in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* and are included in other current assets. Assets held for sale are not depreciated while they are classified as held for sale.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and is further reduced by any impairment. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization expenses are computed using the straight-line method over the useful lives of the assets estimated as follows: buildings, 20 to 40 years; leasehold improvements, the shorter of their economic useful life or the expected lease term; and equipment and information systems, principally 3 to 8 years. Disposition gains and losses are included in current operating expenses.

Amortizable intangibles

Amortizable intangible assets and liabilities include non-competition and similar agreements, lease agreements, hospital acute services contracts, deferred debt issuance costs and the Gambro Alliance and Product Supply Agreement, each of which have determinate useful lives. Non-competition and similar agreements are amortized over the terms of the agreements, typically ten years, using the straight-line method. Lease agreements and hospital acute service contracts are amortized straight-line over the term of the lease and the contract period, respectively. Deferred debt issuance costs are amortized to debt expense over the term of the related debt using the effective interest method. The Alliance and Product Supply Agreement intangible liability is being amortized straight-line over the term of the agreement, which is ten years.

Goodwill

Goodwill represents the difference between the purchase cost of acquired businesses and the fair value of the identifiable tangible and intangible net assets acquired. Goodwill is not amortized, but is assessed for valuation impairment as circumstances warrant and at least annually. An impairment charge would be recorded to the extent the book value of goodwill exceeds its fair value. The Company operates as one reporting unit for goodwill impairment assessments.

Impairment of long-lived assets

Long-lived assets, including property and equipment, investments, and amortizable intangible assets, are reviewed for possible impairment at least annually and whenever significant events or changes in circumstances indicate that an impairment may have occurred, including changes in our business strategy and plans, changes in the quality or structure of our relationships with our partners and deteriorating operating performance of individual dialysis centers. An impairment is indicated when the sum of the expected future undiscounted net cash flows identifiable to an asset or asset group is less than its carrying value. Impairment losses are determined from actual or estimated fair values, which are based on market values, net realizable values or projections of discounted net cash flows, as appropriate. Impairment charges are included in operating expenses. Interest is not accrued on impaired loans unless the estimated recovery amounts justify such accruals.

Income taxes

Federal and state income taxes are computed at current enacted tax rates, less tax credits using the asset and liability method. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, changes in deferred tax assets and liabilities that arise because of temporary differences between the timing of when items of income and expense are recognized for financial reporting and income tax purposes, which are measured using enacted tax rates and laws expected to apply in the periods when the deferred tax liability or asset is expected to be realized, and any changes in the valuation allowance caused by a change in judgment about the realizability of the related deferred tax assets.

Self insurance

The Company maintains insurance reserves for professional and general liability and workers' compensation in excess of certain individual and or aggregate amounts not covered by third-party carriers. The Company estimates the self-insured retention portion of professional and general liability and workers' compensation risks using third-party actuarial calculations that are based upon historical claims experience and expectations for future claims.

Minority interests

Consolidated income is reduced by the proportionate amount of income accruing to minority interests. Minority interests represent the equity interests of third-party owners in consolidated entities which are not wholly-owned. As of December 31, 2006, third parties held minority ownership interests in 86 consolidated entities.

Stock-based compensation

Effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 123(R) *Share-Based Payment*, which requires the measurement and recognition of cost for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units and discounted employee stock purchases. Under this standard, the Company's stock-based compensation awards are measured at their estimated fair value on the date of grant and recognized as compensation expense on the straight-line method over their requisite service periods. The Company implemented SFAS No. 123(R) using the modified prospective transition method.

Prior to 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25 *Accounting for Stock Issued to Employees*, as permitted under SFAS No. 123 *Accounting for Stock-Based Compensation*. Under APB No. 25, stock option grants to employees and directors did not result in an expense if the exercise price was at least equal to the market price at the date of grant. However, under APB No. 25 the Company did recognize compensation expense for stock units, which were valued at the closing stock price on the date of grant and amortized over the respective vesting periods, and for modifications to stock awards as required under FASB Interpretation No. 44 *Accounting for Certain Transactions Involving Stock Compensation*.

(dollars in thousands, except per share data)

New accounting standards

Effective January 1, 2006 the Company adopted SFAS No. 123(R) *Share-Based Payment,* which amended SFAS No. 123 and 95 and supersedes APB No. 25 *Accounting for Stock Issued to Employees.* This standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, stock appreciation rights, stock units and discounted employee stock purchases, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value is to be estimated using option-pricing models adjusted for unique characteristics of the equity instruments. The standard also addresses the accounting for transactions that involve the creation of a liability in exchange for goods or services that are based on the fair value of a company's equity instruments or that may be settled through the issuance of such equity instruments. The standard does not change the accounting for transactions involving equity instruments issued for services to non-employees or the accounting for employee stock ownership plans. The standard also requires that the tax benefits realized from stock award exercises in excess of the stock-based compensation expense recognizable for financial statement purposes be reported as a cash flow from financing activities rather than as an operating cash flow as reported in years prior to the adoption of this standard. This reduces net operating cash flows and increases net financing cash flows for periods after adoption of SFAS No. 123(R). During 2006, the Company recorded $26,389 of stock-based compensation expenses including stock-based compensation expenses associated with implementing SFAS No. 123(R). See further discussion in Note 3 to the consolidated financial statements.

In June 2006, the Financial Accounting Standards Board issued Interpretation (FIN) No. 48 *Accounting for Income Tax Uncertainties*, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109 *Accounting for Income Taxes.* The Interpretation prescribes a recognition threshold of more-likely-than-not and a measurement attribute on all tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements. In making this assessment, a company must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position and that the tax position will be examined by appropriate taxing authority that would have full knowledge of all relevant information. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the financial reporting period in which that threshold is no longer met. The Company is currently assessing the expected impact of this Interpretation on the consolidated financial statements.

In the fourth quarter of 2006, the Company adopted the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 108, which provides interpretive guidance on how the effects of prior year misstatements should be considered in quantifying current year financial statement misstatements. The interpretations in SAB No. 108, which expresses the SEC's staff views, were issued to address the diversity in the practice of quantifying financial statement misstatements and the potential under current practice for a build up of improper amounts on the balance sheet. The SEC staff indicated that companies should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in material misstatement. The adoption of this interpretation did not have an impact on the Company's consolidated financial statements.

Interest rate swap agreements

The Company has entered into interest rate swap agreements as a means of hedging its exposure to variable-based interest rate changes (LIBOR). These agreements are not held for trading or speculative purposes, and have the economic effect of converting portions of our variable rate debt to a fixed rate. At December 31, 2006, the Company had a total of $1,341,000 notional swap amounts outstanding. The agreements are designated as cash flow hedges, and as a result hedge-effective gains or losses resulting from changes in the fair values of these swaps are reported in other comprehensive income until such time as the agreements are either de-designated, sold or terminated, at which time the amounts are reclassified into net income. Net amounts paid or received under the effective swaps have been reflected as adjustments to interest expense. In 2005, certain portions of the swap agreements were ineffective as a result of changes in the Company's debt structure, and as such the ineffective portions of $4,548 were included in net income, see Note 14.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

2. Earnings per share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares and vested stock units outstanding. Diluted net income per share includes the dilutive effect of stock options, stock-settled stock appreciation rights and unvested stock units (under the treasury stock method).

The reconciliations of the numerators and denominators used to calculate basic and diluted net income per share are as follows:

	Year ended December 31,		
	2006	2005	2004
	(in thousands, except per share)		
Basic:			
Income from continuing operations	$289,329	$207,422	$204,508
Income from discontinued operations, net of tax		13,157	17,746
Gain on disposal of discontinued operations, net of tax	362	8,064	
Net income	$289,691	$228,643	$222,254
Weighted average shares outstanding during the year	103,471	100,713	98,694
Vested stock units	49	49	33
Weighted average shares for basic earnings per share calculation	103,520	100,762	98,727
Basic earnings per share from continuing operations, net of tax	$ 2.79	$ 2.06	$ 2.07
Income from discontinued operations, net of tax		0.13	0.18
Gain on disposal of discontinued operations, net of tax	0.01	0.08	
Basic net income per share	$ 2.80	$ 2.27	$ 2.25
Diluted:			
Income from continuing operations	$289,329	$207,422	$204,508
Income from discontinued operations, net of tax		13,157	17,746
Gain on disposal of discontinued operations, net of tax	362	8,064	
Net income for diluted earnings per share calculation	$289,691	$228,643	$222,254
Weighted average shares outstanding during the year	103,471	100,713	98,694
Vested stock units	49	49	33
Assumed incremental shares from stock plans	2,273	3,306	4,134
Weighted average shares for diluted earnings per share calculation	105,793	104,068	102,861
Diluted earnings per share from continuing operations, net of tax	$ 2.73	$ 1.99	$ 1.99
Income from discontinued operations, net of tax		0.13	0.17
Gain on disposal of discontinued operations, net of tax	0.01	0.08	
Diluted net income per share	$ 2.74	$ 2.20	$ 2.16

Stock plan award shares for stock options and stock appreciation rights that have exercise or base prices greater than the average market price of shares outstanding during the year were not included in the computation of diluted earnings per share because they were anti-dilutive. These excluded stock plan shares were as follows: 932,600 shares at $54.86 to $60.21 per share in 2006, 2,419,750 shares at $45.60 to $52.81 per share in 2005, and 178,369 shares at $30.87 to $39.62 per share in 2004.

3. Stock-based compensation and shareholders' equity

Stock-based compensation

Effective January 1, 2006, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 123(R) *Share-Based Payment*, which requires the measurement and recognition of cost for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units and discounted employee stock purchases. Under this standard, the Company's stock-based compensation awards are measured at estimated grant-date fair value and recognized as compensation expense over their requisite service periods. SFAS No. 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion (APB) No. 25 *Accounting for Stock Issued to Employees*, under which the Company did not recognize compensation expense for most of its stock options. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to the application of SFAS No. 123(R), and the Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

The Company implemented SFAS No. 123(R) using the modified prospective transition method. In accordance with this method, our consolidated financial statements for periods prior to fiscal year 2006 have not been restated to reflect this change. The standard also requires that tax benefits realized from stock award exercise gains in excess of stock-based compensation expense recognized for financial statement purposes be reported on a prospective basis as cash flows from financing activities rather than as operating cash flows. The Company also elected to use the method available under FASB Staff Position FSP No. 123(R)-3 *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, which provides an alternative method for calculating historical excess tax benefits from the method described in SFAS No. 123(R) for stock-based compensation awards.

Under SFAS No. 123(R), stock-based compensation recognized during a period is based on the estimated grant-date fair value of the portion of the stock-based award vesting during that period, adjusted for expected forfeitures. Stock-based compensation recognized in the Company's consolidated financial statements for the year ended December 31, 2006 includes compensation cost for stock-based awards granted prior to, but not fully vested as of, December 31, 2005 and stock-based awards granted in 2006. The Company previously recognized the effect of stock unit forfeitures as they occurred, and the effect of transitioning to recognition of expense based on expected forfeitures was insignificant. Shares issued upon exercise of stock awards are generally issued from shares in treasury.

Prior to 2006, the Company accounted for stock-based compensation in accordance with APB No. 25 *Accounting for Stock Issued to Employees*, as allowed under SFAS No. 123 *Accounting for Stock-based Compensation*. Under APB No. 25, stock option grants to employees did not result in an expense if the exercise price was at least equal to the market price at the date of grant. However, under APB No. 25 the Company did recognize compensation expense for stock units, which were valued at the closing stock price on the date of grant and amortized over the respective vesting periods, and for modifications to stock awards as required under FASB Interpretation No. 44 *Accounting for Certain Transactions Involving Stock Compensation*.

Stock-based compensation plans and agreements

The Company's stock-based compensation plans and agreements are described below.

2002 Plan. The DaVita Inc. 2002 Equity Compensation Plan (the 2002 Plan) provides for grants of stock-based awards to employees, directors and other individuals providing services to the Company, except that incentive stock options may only be awarded to employees. The plan mandates a maximum award term of five years, and stipulates that stock options and stock appreciation rights be granted with prices not less than the fair market value on the date of grant. The plan further requires that full share awards such as restricted stock units reduce shares available under the plan at a rate of 2.75:1. The Company's nonqualified stock options, stock appreciation rights and stock units awarded under this plan generally vest over 48 to 60 months from the date of

(dollars in thousands, except per share data)

grant. At December 31, 2006, there were 7,820,075 stock options and stock-settled stock appreciation rights and 341,457 stock units outstanding and 8,083,283 shares available for future grants under this plan.

1999 Plan. The 1999 Non-Executive Officer and Non-Director Equity Compensation Plan provides for grants of stock options to employees and other individuals providing services, other than executive officers and members of the Board of Directors. The Company awards nonqualified stock options under this plan which are generally issued with exercise prices equal to the market price of the stock on the date of grant, vest over 48 to 52 months from the date of grant and bear maximum award terms of five years. At December 31, 2006, there were 1,172,054 stock options outstanding and 246,580 shares available for future grants under this plan.

Predecessor plans. Upon shareholder approval of the 2002 Plan on April 11, 2002, the following predecessor plans were terminated, except with respect to options then outstanding: the 1994 Equity Compensation Plan, the 1995 Equity Compensation Plan, the 1997 Equity Compensation Plan, and the 1999 Equity Compensation Plan. Shares available for future grants under these predecessor plans were transferred to the 2002 Plan upon its approval, and cancelled predecessor plan awards become available for new awards under the 2002 Plan. Stock options granted under these terminated plans were generally issued with exercise prices equal to the market price of the stock on the date of grant, vested over four years from the date of grant, and bore maximum award terms of five to 10 years. The RTC Plan, a special purpose option plan related to the merger between the Company and Renal Treatment Centers, Inc. in 1998, was terminated in 1999. At December 31, 2006, there were 787,676 stock options outstanding under these terminated plans.

Deferred stock unit agreements. During 2001 through 2003, the Company made nonqualified stock unit awards to members of the Board of Directors and certain key executive officers under stand-alone contractual deferred stock unit agreements. These awards vest over one to four years and are settled in stock when they vest or at a later date at the election of the recipient. At December 31, 2006, there were 96,278 stock units outstanding under these agreements.

A combined summary of the status of awards under these stock-based compensation plans and agreements is as follows:

	Year ended December 31, 2006				
	Stock options and stock appreciation rights			Stock units	
	Awards	Weighted average exercise price	Weighted average remaining contractual life	Awards	Weighted average remaining contractual life
Outstanding at beginning of year	9,269,781	$26.73		474,956	
Granted	3,546,600	$51.68		173,385	
Exercised	(2,460,857)	$15.39		(159,268)	
Forfeited	(575,719)	$36.32		(51,338)	
Outstanding at end of period	9,779,805	$38.06	3.3	437,735	3.1
Awards exercisable at end of period	2,714,039	$20.62	2.2	50,116	1.7
Weighted-average fair value of awards granted during the period	$ 13.38			$ 51.72	

Range of exercise prices	Awards outstanding	Weighted average exercise price	Awards exercisable	Weighted average exercise price
$ 0.00–$ 0.00	437,735	$ —	50,116	$ —
$ 0.01–$10.00	690,569	4.34	690,569	4.34
$10.01–$20.00	1,272,593	14.23	823,149	14.40
$20.01–$30.00	684,161	27.90	309,188	27.68
$30.01–$40.00	1,182,849	30.89	544,553	30.62
$40.01–$50.00	4,228,558	47.81	267,184	44.28
$50.01–$60.00	1,704,075	54.19	79,396	51.05
$60.01–$70.00	17,000	60.21	—	—
Total	10,217,540	$36.43	2,764,155	$20.25

For the year ended December 31, 2006, the aggregate intrinsic value of stock awards exercised was $109,562. At December 31, 2006, the aggregate intrinsic value of stock awards outstanding was $209,227 and the aggregate intrinsic value exercisable was $101,258. For the years ended December 31, 2005 and 2004, the aggregate intrinsic value of stock awards exercised was $104,000 and $115,500, respectively.

Estimated fair value of stock-based compensation awards

The Company has estimated the grant-date fair value of stock option and stock-settled stock appreciation rights awards using the Black-Scholes-Merton valuation model and stock unit awards at intrinsic value on the date of grant. The following assumptions were used in estimating these values and determining the total stock-based compensation attributable to the current period:

Expected term of the awards: The expected term of awards granted represents the period of time that they are expected to remain outstanding from the date of grant. The Company determines the expected term of its stock awards based on its historical experience with similar awards, considering the Company's historical exercise and post-vesting termination patterns, and the terms expected by peer companies in near industries.

Expected volatility: Expected volatility represents the volatility anticipated over the expected term of the award. The Company determines the expected volatility for its awards based on the volatility of the price of its common stock over the most recent retrospective period commensurate with the expected term of the award, considering the volatility expectations implied by the market price of its exchange-traded options and the volatilities expected by peer companies in near industries.

Expected dividend yield: The Company has not paid dividends on its common stock and does not currently expect to pay dividends during the term of stock awards granted.

Risk-free interest rate: The Company bases the expected risk-free interest rate on the implied yield currently available on stripped interest coupons of U.S. Treasury issues with a remaining term equivalent to the expected term of the award.

(dollars in thousands, except per share data)

A summary of the weighted average valuation inputs described above used for estimating the grant-date fair value of stock options and stock-settled stock appreciation rights granted in the periods indicated is as follows:

	Year ended December 31,		
	2006	2005	2004
		pro-forma	pro-forma
Expected term	3.5 years	3.2 years	3.5 years
Expected volatility	25%	27%	37%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	5.0%	4.1%	2.9%

The Company estimates expected forfeitures based upon historical experience with separate groups of employees that have exhibited similar forfeiture behavior in the past. Stock-based compensation expense is recorded only for awards that are expected to vest.

Employee stock purchase plan

The Employee Stock Purchase Plan entitles qualifying employees to purchase up to $25 of the Company's common stock during each calendar year. The amounts used to purchase stock are accumulated through payroll withholdings or through optional lump sum payments made in advance of the first day of the purchase right period. This compensatory plan allows employees to purchase stock for the lesser of 100% of the fair market value on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. Purchase right periods begin on January 1 and July 1, and end on December 31. Payroll withholdings and lump-sum payments related to the plan, included in accrued compensation and benefits, were $5,991, $3,264, and $1,775 at December 31, 2006, 2005 and 2004, respectively. Subsequent to December 31, 2006, 2005 and 2004, 123,920, 80,442 and 64,169 shares, respectively, were issued to satisfy obligations under the plan. At December 31, 2006, there were 454,657 shares available for future grants under this plan.

The fair value of employees' purchase rights was estimated as of the beginning dates of the purchase right periods using the Black-Scholes-Merton valuation model with the following weighted average assumptions for purchase right periods in 2006, 2005 and 2004, respectively: expected volatility of 23%, 27% and 38%; risk-free interest rate of 4.9%, 3.2% and 2.7%, and no dividends. Using these assumptions, the weighted average estimated fair value of these purchase rights was $12.35, $10.64 and $8.00 for 2006, 2005 and 2004, respectively.

Stock-based compensation expense and proceeds

For the year ended December 31, 2006, the Company recognized $26,389 in stock-based compensation expense for stock options, stock appreciation rights, stock units and employee stock plan purchases, which is primarily included in general and administrative expenses in continuing operations. The estimated tax benefit recorded for this stock-based compensation was $9,678. As of December 31, 2006, there was $67,700 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under the Company's equity compensation and stock purchase plans. The Company expects to recognize this cost over a weighted average remaining period of 1.7 years.

During the years ended December 31, 2006, 2005 and 2004, the Company received $37,877, $42,144 and $42,680 in cash proceeds from stock option exercises and $40,375, $38,484 and $41,080 in total actual tax benefits upon the exercise of stock awards, respectively.

Pro forma 2006 comparison under SFAS No. 123(R) and APB No. 25

The following table presents the impact of the adoption of SFAS No. 123(R) on selected items from the Company's consolidated financial statements for the year ended December 31, 2006:

	Year ended December 31, 2006	
	As reported under SFAS No. 123(R)	If reported under APB No. 25 proforma
Consolidated statement of income:		
Operating income	$ 739,432	$ 761,752
Income from continuing operations before income taxes	$ 475,759	$ 498,079
Income from continuing operations	$ 289,329	$ 303,554
Net income	$ 289,691	$ 303,916
Basic earnings per share from continuing operations	$ 2.79	$ 2.93
Basic earnings per share	$ 2.80	$ 2.94
Diluted earnings per share from continuing operations	$ 2.73	$ 2.86
Diluted earnings per share	$ 2.74	$ 2.86
Consolidated statement of cash flows:		
Net cash provided by operating activities	$ 519,571	$ 556,822
Net cash used in financing activities	$(329,117)	$(366,368)

(dollars in thousands, except per share data)

Pro forma 2005 and 2004 results under SFAS No. 123

The weighted average grant-date fair value of stock awards granted in 2005 and 2004 were $12.94 and $10.53, respectively. If the Company had adopted the fair value-based compensation expense provisions of SFAS No. 123 upon the issuance of that standard, net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below (shares in 000's):

	Year ended December 31,	
	2005	2004
Net income:		
As reported	$228,643	$222,254
Add: Stock-based employee compensation expense included in reported net income, net of tax	2,112	1,168
Deduct: Total stock-based employee compensation expense under the fair value-based method, net of tax	(12,180)	(10,109)
Pro forma net income	$218,575	$213,313
Pro forma basic earnings per share:		
Pro forma net income for basic earnings per share calculation	$218,575	$213,313
Weighted average shares outstanding	100,713	98,694
Vested stock units	49	33
Weighted average shares for basic earnings per share calculation	100,762	98,727
Basic net income per share—Pro forma	$ 2.17	$ 2.16
Basic net income per share—As reported	$ 2.27	$ 2.25
Pro forma diluted earnings per share:		
Pro forma net income for diluted earnings per share calculation	$218,575	$213,313
Weighted average shares outstanding	100,713	98,694
Vested stock units	49	33
Assumed incremental shares from stock plans	3,167	4,271
Weighted average shares for diluted earnings per share calculation	103,929	102,998
Diluted net income per share—Pro forma	$ 2.10	$ 2.07
Diluted net income per share—As reported	$ 2.20	$ 2.16

Other equity transactions

In the second quarter of 2004, the Board of Directors approved a three-for-two stock split of the Company's common stock in the form of a stock dividend payable on June 15, 2004 to stockholders of record on June 1, 2004. All stockholders entitled to fractional shares received a proportional cash payment. The Company's stock began trading on a post-split basis on June 16, 2004. All share and per-share data for all periods presented have been adjusted to retroactively reflect the effects of the stock split.

The total outstanding Board authorizations for share repurchases as of December 31, 2006 were approximately $249,000. There were no share repurchases during 2006 and 2005. Under the previously announced Board authorization for share repurchases, we repurchased a total of 3,350,100 shares of common stock for $96,540, or an average price of $28.82 per share during 2004. On November 2, 2004, our Board of

Directors authorized us to repurchase up to an additional $200,000 of our common stock, from time to time, in the open market or in privately negotiated transactions.

Shareholder rights plan

The Company's Board of Directors approved a shareholder rights plan on November 14, 2002. This plan is designed to assure that DaVita's shareholders receive fair treatment in the event of any proposed takeover of DaVita.

Pursuant to this plan, the Board approved the declaration of a dividend distribution of one common stock purchase right for each outstanding share of its common stock payable on December 10, 2002 to holders of record of DaVita common stock on November 29, 2002. This rights distribution was not taxable to DaVita shareholders. As a result of the stock split that occurred during the second quarter of 2004, two-thirds of a right are now attached to each share of the Company's common stock. Two-thirds of a right will also attach to each newly issued or reissued share of common stock. These rights will become exercisable if a person or group acquires, or announces a tender offer for, 15% or more of DaVita's outstanding common stock. The triggering person's stock purchase rights will become void at that time and will not become exercisable.

Each right initially entitles its holder to purchase one share of common stock from the Company at a price of $125.00. If the rights become exercisable, and subject to adjustment for authorized shares available, each purchase right will then entitle its holder to purchase $125.00 of common stock at a price per share equal to 50% of the average daily closing price of the Company's common stock for the immediately preceding 30 consecutive trading days. If DaVita is acquired in a merger or other business combination transaction after the rights become exercisable, provisions will be made to allow the holder of each right to purchase $125.00 of common stock from the acquiring company at a price equal to 50% of the average daily closing price of that company's common stock for the immediately preceding 30 consecutive trading days.

The Board of Directors may elect to redeem the rights at $0.01 per purchase right at any time prior to, or exchange common stock for the rights at an exchange ratio of one share per right at any time after, a person or group acquires or announces a tender offer for 15% or more of DaVita's outstanding common stock. The exercise price, number of shares, redemption price or exchange ratio associated with each right may be adjusted as appropriate upon the occurrence of certain events, including any stock split, stock dividend or similar transaction. These purchase rights will expire no later than November 14, 2012.

Charter documents & Delaware law

The Company's charter documents include provisions that may deter hostile takeovers, delay or prevent changes of control or changes in management, or limit the ability of stockholders to approve transactions that they may otherwise determine to be in their best interests. These include provisions prohibiting stockholders from acting by written consent, requiring 90 days advance notice of stockholder proposals or nominations to the Board of Directors and granting the Board of Directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock without the need for further stockholder approval.

The Company is also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit the Company from engaging in any business combinations with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. These restrictions may discourage, delay or prevent a change in the control of the Company.

(dollars in thousands, except per share data)

4. Acquisitions and divestitures

Acquisitions

The total acquisition amounts were as follows:

	Year ended December 31,		
	2006	2005	2004
Cash paid, net of cash acquired	$85,658	$3,202,404	$266,265
Deferred purchase price and other acquisition obligations	585	9,331	429
Aggregate purchase cost	$86,243	$3,211,735	$266,694
Cash adjustments for previous acquisitions including DVA Renal Healthcare	$ 846	$ —	$ —
Number of chronic dialysis centers acquired (before divestitures)	26	609	51

Routine Acquisitions

During 2006, 2005, and 2004, the Company acquired businesses other than DVA Renal Healthcare consisting of 26 centers, 54 centers and 51 centers for a total of $86,243, $168,240, and $266,694 respectively in cash and deferred purchase price obligations. The assets and liabilities for all acquisitions were recorded at their estimated fair market values at the dates of the acquisitions and are included in the Company's financial statements and operating results from the designated effective dates of the acquisitions.

The initial purchase cost allocations for acquired businesses are recorded at fair values based upon the best information available to management and are finalized when identified pre-acquisition contingencies have been resolved and other information arranged to be obtained has been received. Adjustments to purchase accounting for prior acquisitions and payments for acquisitions in process have been included in the periods recognized. Final allocations have not differed materially from the initial allocations.

The aggregate purchase cost allocations were as follows:

	Year ended December 31,		
	2006	2005	2004
Tangible assets, principally leasehold improvements and equipment	$ 7,623	$ 17,381	$ 42,155
Amortizable intangible assets	8,584	15,631	19,471
Goodwill	79,948	139,485	222,424
Liabilities assumed	(9,912)	(4,257)	(17,356)
Aggregate purchase cost	$86,243	$168,240	$266,694

Amortizable intangible assets acquired during 2006, 2005 and 2004 had weighted-average estimated useful lives of ten, ten and nine years, respectively. The total amount of goodwill deductible for tax purposes associated with these acquisitions for 2006, 2005, and 2004 was approximately $80,000, $140,000 and $120,000, respectively.

Acquisition of DVA Renal Healthcare, Inc.

On October 5, 2005, the Company acquired all of the outstanding common stock of DVA Renal Healthcare, Inc. under the Stock Purchase Agreement dated December 6, 2004, for $3,060,000. DVA Renal

Healthcare was one of the largest dialysis service providers in the United States. The Company acquired DVA Renal Healthcare in an effort to more effectively offer Chronic Kidney disease services and technologies in a cost efficient manner. The purchase price reflects (i) the cash purchase price of approximately $1,800,000 for all of the outstanding common stock of DVA Renal Healthcare and (ii) the assumption and payment of approximately $1,260,000 of DVA Renal Healthcare indebtedness. The Company also incurred approximately $30,000 in acquisition-related costs. The operating results of DVA Renal Healthcare, Inc. are included in the Company's Consolidated Financial Statements from October 1, 2005.

The original allocations of purchase cost were recorded at fair value based upon the best information available to management at that time. The fair values of property and equipment and amortizable intangible assets and liabilities were valued by an independent third party. During 2006, the Company completed the final valuations of certain assets, properties and leasehold improvements, settlements liabilities and contingencies that were previously unresolved. These valuation adjustments were not material to the consolidated financial statements and were recorded with a corresponding adjustment to goodwill. See Note 11 to the Consolidated Financial Statements.

The original aggregate purchase cost allocations were as follows:

Current assets	$ 490,090
Property and equipment, net	313,315
Other long-term assets and intangible assets	148,875
Goodwill	2,546,565
Current liabilities assumed	(272,420)
Alliance and Product Supply agreement and other intangible liabilities	(168,287)
Other long-term liabilities	(14,643)
Aggregate purchase costs	$3,043,495

Total consideration paid to purchase DVA Renal Healthcare also included imputed interest of $2,818, which is included in debt expense.

DVA Renal Healthcare is subject to a five-year Corporate Integrity Agreement in connection with its December 2004 settlement with the U.S. Government that imposes significant specific compliance operating and reporting requirements, and requires an annual audit by an independent reporting organization.

In conjunction with the acquisition, the Company entered into an Alliance and Product Supply Agreement (the Supply Agreement) with Gambro AB and Gambro Renal Products, Inc (Gambro Renal Products). The Supply Agreement has an initial term of seven years and will automatically renew for three additional one-year periods if the Company has not negotiated the terms of an extension during the initial term period. Because the Supply Agreement results in higher costs for most of the products covered by the Supply Agreement than would be otherwise available to the Company, the Supply Agreement represents an intangible liability initially valued at $162,100, as of the acquisition date.

On May 29, 2006, the Company notified Gambro Renal Products that the Company was terminating the Supply Agreement. Under the original Supply Agreement the Company was committed to purchase a significant majority of its hemodialysis products supplies and equipment at fixed prices. The Company's termination notice claimed a material breach by Gambro Renal Products for failure to perform its obligations under the Supply Agreement primarily as a result of an import ban issued by the U.S. Food and Drug Administration affecting certain hemodialysis products.

On August 25, 2006, the Company entered into an amended and restated Supply Agreement (the Amended Supply Agreement), with Gambro Renal Products and Gambro AB. The Amended Supply Agreement effectively revoked the Company's notice of termination of the Product Supply Agreement. The Amended Supply

(dollars in thousands, except per share data)

Agreement, among other things, relieves the Company of certain obligations, including releasing it from the purchase requirements for certain affected products during the import ban, permits the Company to secure alternate sources of supplies for the products affected by the import ban, reduces the Company's purchase obligations for certain hemodialysis product supplies and equipment and allows for the termination of the purchase obligations for equipment affected by the import ban if the import ban is not lifted by June 30, 2007.

As a result of the reductions in the amount of purchase obligations that are now required under the Amended Supply Agreement, the Company recorded a net valuation gain of $37,968. This valuation gain represents the difference in the fair value between the Supply Agreement and the Amended Supply Agreement, as of the effective date of the amendment.

During 2006 and 2005, the Company purchased $146,408 and $26,290 of hemodialysis product supplies from Gambro Renal Products, representing 4% and 1%, respectively, of the Company's total operating costs.

Discontinued operations

In accordance with a consent order issued by the Federal Trade Commission on October 4, 2005, the Company was required to divest a total of 69 outpatient dialysis centers and to terminate two management services agreements in order to complete the acquisition of DVA Renal Healthcare. In conjunction with the consent order, on October 6, 2005, the Company and DVA Renal Healthcare completed the sale of 70 outpatient dialysis centers to Renal Advantage Inc., formerly known as RenalAmerica, Inc. and also completed the sale of one other center to a separate physician group, and terminated the two management services agreements. In addition, effective January 1, 2006, the Company completed the sale of three additional centers to Renal Advantage, Inc. that were pending state regulatory approval in Illinois. The Company received total cash consideration of approximately $330,000 for all of the centers divested and used approximately $13,000 to purchase the minority interest ownership of a joint venture, to distribute a minority owner's share of the sale proceeds, and to pay related transaction costs. The Company also paid income taxes of approximately $85,000 on these divestitures in the first quarter of 2006. As part of this transaction, Renal Advantage assumed specific liabilities related to the centers, and all other liabilities were retained by the Company. In 2005, the Company recorded a gain of approximately $8,064, net of tax, related to the divestiture of its historical DaVita centers. Included in the gain on divestitures is the recognition of a $26,500 tax valuation allowance benefit resulting from the utilization of prior years' capital losses offsetting the taxable gain on sale, and income tax expense of $27,133 relating to the write-off of book goodwill not deductible for tax purposes. In 2006, the Company recorded a loss of $311, net of tax, related to the divesture of its three centers. The loss on disposal of these centers includes an income tax expense totaling $1,274, of which $900 was related to the write off of book goodwill not deductible for tax purposes. In 2006, the company also recorded a net gain of $673 as an adjustment to previously reported gain on disposal of discontinued operations.

The results of operations of the historical DaVita outpatient dialysis centers and the held for sale centers, are reflected as discontinued operations for 2005 and prior.

The results from discontinued operations were as follows:

	Year ended December 31,	
	2005	2004
Net operating revenues	$98,454	$121,266
Income before income taxes	21,534	29,044
Income tax	8,377	11,298
Income from discontinued operations	$13,157	$ 17,746

Net assets of discontinued operations sold were as follows:

	2006	2005
Current assets	$ —	$ 3,075
Other current assets held for sale	15,129	—
Property and equipment, net	—	17,735
Amortizable intangibles, net	—	676
Goodwill and other purchase price adjustments	667	114,100
Other current liabilities and minority interest	(351)	(2,819)
Net assets from discontinued operations	$15,445	$132,767

Pro forma financial information

The following summary, prepared on a pro forma basis, combines the results of operations as if the acquisitions in 2006 and 2005 had been consummated as of the beginning of 2005 and 2004, after including the impact of certain adjustments such as amortization of intangibles, interest expense on acquisition financing and income tax effects. The divestitures resulting from the DVA Renal Healthcare acquisition have been reflected in the 2005 and 2004 pro formas.

	Year ended December 31,		
	2006	2005	2004
		(unaudited)	
Pro forma net revenues	$4,908,929	$4,512,847	$4,117,461
Pro forma net income (loss), including discontinued operations	291,596	285,771	(41,245)
Pro forma income (loss) from continuing operations	291,234	250,770	(74,977)
Pro forma basic net income (loss) per share	2.82	2.84	(0.42)
Pro forma diluted net income (loss) per share	2.76	2.75	(0.40)
Pro forma basic income (loss) from continuing operations	2.81	2.49	(0.76)
Pro forma diluted income (loss) from continuing operations	2.75	2.41	(0.73)

5. Accounts receivable

Less than 10% of the accounts receivable balances as of December 31, 2006 and 2005 were more than six months old, and there were no significant balances over one year old. Approximately 1% of our accounts receivable relate to collections from patients. Collections are principally from Medicare and Medicaid programs and commercial insurance plans.

6. Other receivables

Other receivables were comprised of the following:

	December 31,	
	2006	2005
Supplier rebates and other non-trade receivables	$119,889	$ 73,597
Medicare bad debt claims	15,990	23,100
Transition services receivable associated with divested centers	2,406	12,870
Operating advances under management services agreements	10,557	7,053
	$148,842	$116,620

Operating advances under management services agreements are generally unsecured.

(dollars in thousands, except per share data)

7. Other current assets

Other current assets consist principally of prepaid expenses, assets held for sale and deposits.

8. Property and equipment

Property and equipment were comprised of the following:

	December 31, 2006	December 31, 2005
Land	$ 13,593	$ 14,859
Buildings	39,438	35,148
Leasehold improvements	620,483	521,464
Equipment and information systems	686,426	552,199
New center and capital asset projects in progress	48,747	31,683
	1,408,687	1,155,353
Less accumulated depreciation and amortization	(558,721)	(405,275)
	$ 849,966	$ 750,078

Depreciation and amortization expense on property and equipment was $160,717, $105,254 and $71,495 for 2006, 2005 and 2004, respectively.

Interest on debt incurred during the development of new centers and other capital asset projects is capitalized as a component of the asset cost based on the respective in-process capital asset balances. Interest capitalized was $4,708, $1,912 and $1,078 for 2006, 2005 and 2004, respectively.

9. Amortizable intangibles

Amortizable intangible assets were comprised of the following:

	December 31, 2006	December 31, 2005
Noncompetition and other agreements	$ 261,836	$ 246,336
Lease agreements	8,738	11,974
Deferred debt issuance costs	73,826	77,884
	344,400	336,194
Less accumulated amortization	(140,679)	(100,250)
Total amortizable intangible assets	$ 203,721	$ 235,944

Amortizable intangible liabilities were comprised of the following:

	December 31, 2006	December 31, 2005
Alliance and Product Supply Agreement commitment (See Note 4)	$120,300	$162,100
Hospital acute services contracts	—	6,187
	120,300	168,287
Less accumulated amortization	(15,037)	(4,856)
	$105,263	$163,431

Net amortization expense from noncompetition and other agreements and the amortizable intangible liabilities was $12,578, $11,582 and $11,417 for 2006, 2005 and 2004, respectively. Lease agreements are amortized to rent expense, which was $3,309 in 2006 and $690 in 2005. Deferred debt issuance costs are amortized to debt expense as described in Note 14 to the Consolidated Financial Statements.

Scheduled amortization charges from intangible assets and liabilities as of December 31, 2006 were as follows:

	Noncompetition and other agreements	Deferred debt issuance costs	Alliance and Product Supply Agreement liability
2007	$23,377	$ 9,998	$(12,030)
2008	20,936	9,890	(12,030)
2009	16,866	9,714	(12,030)
2010	15,774	9,464	(12,030)
2011	15,645	9,039	(12,030)
Thereafter	51,752	11,266	(45,113)

10. Investments in third-party businesses

Investments in third-party dialysis businesses and related advances were $1,813 and $3,181 at December 31, 2006 and 2005. During 2006, 2005 and 2004, the Company recognized income of $2,308, $1,406 and $1,441, respectively, relating to investments in non-consolidated minority-owned businesses under the equity method. These amounts are included as a reduction to minority interest expense in the consolidated statements of income. During 2006, the Company acquired a majority-owned interest in one business that was previously minority-owned and sold one minority-owned business. The Company did not recognize a gain or loss on the sale as the investment was carried at fair value as a result of the DVA Renal Healthcare acquisition.

On February 7, 2007, the Company entered into a National Provider Agreement with NxStage, Inc. The agreement provides the Company the ability to purchase NxStage home-based hemodialysis products at a potential discount depending upon the achievement of certain volume targets. The agreement has an initial term of three years, terminating on December 31, 2009, and may be extended in six month increments up to two additional years if certain volume targets are met. As a part of the agreement, the Company purchased outright all of its NxStage System One equipment currently in use for $5,100, and will purchase a majority of the Company's future home-based hemodialysis equipment and supplies from NxStage. In connection with the provider agreement, the Company purchased 2,000,000 shares of NxStage common stock in a private placement offering for $20,000, representing an ownership position of approximately 7%. In connection with the purchase of the shares, the Company entered into a Registration Rights Agreement under which NxStage has agreed to register the shares.

(dollars in thousands, except per share data)

11. Goodwill

Changes in the book value of goodwill were as follows:

	Year ended December 31,	
	2006	2005
Balance at January 1,	$3,594,383	$1,156,226
Acquisitions	79,948	2,686,050
DVA Renal Healthcare adjustments	(5,811)	—
Divestitures	(667)	(247,893)
Balance at December 31,	$3,667,853	$3,594,383

12. Other liabilities

Other accrued liabilities were comprised of the following:

	December 31,	
	2006	2005
Payor refunds and retractions	$322,155	$222,361
Insurance and self-insurance accruals	74,607	61,255
Accrued interest	48,781	55,109
Accrued tax liabilities	11,610	8,488
Other	16,066	34,751
	$473,219	$381,964

13. Income taxes

Income tax expense consisted of the following:

	Year ended December 31,		
	2006	2005	2004
Current:			
Federal	$159,054	$178,569	$ 94,626
State	24,009	33,564	17,623
Deferred:			
Federal	(12)	(60,866)	23,508
State	2,354	(10,502)	3,873
	$185,405	$140,765	$139,630

The allocations of income tax expense were as follows:

	Year ended December 31,		
	2006	2005	2004
Continuing operations	$186,430	$123,675	$128,332
Discontinued operations	—	8,377	11,298
Gain on discontinued operations	(1,025)	8,713	—
	$185,405	$140,765	$139,630

Deferred tax assets and liabilities arising from temporary differences, were as follows:

	December 31,	
	2006	2005
Receivables, primarily allowance for doubtful accounts	$ 47,054	$ 28,805
Alliance and Product Supply Agreement	40,947	61,480
Accrued liabilities	154,169	121,404
Other	27,638	20,287
Deferred tax assets	269,808	231,976
Valuation allowance	(10,656)	(9,898)
Net deferred tax assets	259,152	222,078
Intangible assets	(155,762)	(118,240)
Property and equipment	(18,953)	(16,930)
Other	(10,989)	(17,583)
Deferred tax liabilities	(185,704)	(152,753)
Net deferred tax assets	$ 73,448	$ 69,325

At December 31, 2006, the Company had state net operating loss carryforwards of approximately $128,000 that expire through 2026, and federal net operating loss carryforwards of $9,200 that expire through 2026. The utilization of these losses may be limited in future years based on the profitability of certain separate-return entities. The valuation allowance change of $758 related to changes in the estimated tax benefit of federal and state operating losses of separate-return entities, of which a reduction of $238 is included as a component of tax expense. Purchase accounting adjustments increased the valuation allowance by $996. A total of approximately $2,700 of valuation allowance will reduce goodwill when the related tax benefits are first recognized.

The reconciliation between our effective tax rate from continuing operations and the U.S. federal income tax rate is as follows:

	Year ended December 31,		
	2006	2005	2004
Federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.9	3.4	3.8
Changes in deferred tax valuation allowances	(0.1)	(0.7)	(0.3)
Other	0.4	(0.3)	0.1
Effective tax rate	39.2%	37.4%	38.6%

(dollars in thousands, except per share data)

14. Long-term debt

Long-term debt was comprised of the following:

	December 31,	
	2006	2005
Senior secured credit facility:		
Term Loan A	$ 279,250	$ 341,250
Term Loan B	2,105,875	2,443,875
Senior and senior subordinated notes	1,350,000	1,350,000
Acquisition obligations and other notes payable	9,197	14,757
Capital lease obligations	6,929	7,320
	3,751,251	4,157,202
Less current portion	(20,871)	(71,767)
	$3,730,380	$4,085,435

Scheduled maturities of long-term debt at December 31, 2006 were as follows:

2007	20,871
2008	55,462
2009	63,319
2010	88,068
2011	444,731
Thereafter	3,078,800

On October 5, 2005, the Company entered into a credit agreement allowing for borrowings of up to $3,050,000. The facilities under the credit agreement consist of a $250,000 six-year revolving credit facility, a $350,000 six-year term loan A facility and a $2,450,000 seven-year term loan B facility (the Facilities). Existing borrowings under the Facilities bear interest at LIBOR plus margins initially ranging from 2.00% to 2.25%. The margins are subject to adjustment depending upon the Company's achievement of certain financial ratios and can range from 1.50% to 2.25% for the revolving credit facility and term loan A, and 2.00% to 2.25% for the term loan B. The Facilities are guaranteed by substantially all of the Company's direct and indirect wholly-owned subsidiaries and are secured by substantially all of the Company's and its subsidiary guarantors' assets. The credit agreement also contains customary affirmative and negative covenants and requires compliance with financial covenants, including a leverage ratio and an interest coverage ratio that determine the interest rate margins described above. The credit agreement also contains limits on the annual amount of expenditures for acquisitions and capital improvements. The aggregate amount of the Facilities may be increased by up to $500,000 as long as no default exists or would result from such increase and the Company remains in compliance with the financial covenants after such increase. Such additional loans would be on substantially the same terms as the original borrowings under the Facilities.

On October 5, 2005, the Company borrowed $2,850,000 under the Facilities ($50,000 on the revolving credit facility, $350,000 on the term loan A and $2,450,000 on the term loan B), and used these borrowings, along with available cash of $252,000 to purchase DVA Renal Healthcare and pay related bank fees and expenses of approximately $47,000, and to pay fees and expenses in connection with terminating the Company's then-existing credit facility. On October 7, 2005, the Company repaid the $50,000 of the revolving credit facility with proceeds from the sale of the divested centers, as discussed in Note 4 to the Consolidated Financial Statements.

Term Loans

The term loan A and term loan B total outstanding borrowings each consist of various individual tranche amounts that can range in maturity from one month to twelve months. Each specific tranche bears interest at a LIBOR rate depending upon the maturity of that specific tranche and the interest rates are reset as each specific tranche matures. The overall weighted average interest rate for each term loan is determined based upon the LIBOR interest rates in effect for each individual tranche.

During 2006 and 2005, the Company made principal payments totaling $62,000 and $8,750 on the term loan A, respectively, and $338,000 and $6,125 on the term loan B, respectively. In 2006 and 2005, $35,000 and $8,750 were mandatory principal payments as required for the term loan A and $24,500 and $6,125 were mandatory principal payments as required for the term loan B. The balance of the principal payments were prepayments. As a result of these principal prepayments made in 2006, the company wrote off $3,270 of deferred financing costs, which is included in debt expense.

On March 1, 2006, the Company's interest rate margins on our term loan A and term loan B, the Facilities, were reduced by 0.25% as a result of achieving certain financial ratios as defined in the Senior Secured Credit Facilities.

Term Loan A

The term loan A bears interest at LIBOR plus a margin of 1.75%, for an overall effective rate of 7.39% at December 31, 2006. The interest rate margin is subject to adjustment depending upon certain financial conditions and could range from 1.50% to 2.25%. The Term Loan A matures in October 2011 and requires annual principal payments of $12,375 in 2007, $52,500 in 2008, $61,250 in 2009, $87,500 in 2010 and $65,625 in 2011.

Term Loan B

The term loan B bears interest at LIBOR plus a margin of 2.00%, for an overall effective rate of 7.42% at December 31, 2006. The interest rate margin is subject to adjustment depending upon certain financial conditions and can range from 2.00% to 2.25%. The term loan B matures in October 2012 and requires annual principal payments of $378,625 in year 2011 and $1,727,250 in year 2012.

On February 23, 2007, the Company amended and restated its existing Senior Secured Credit Facilities to, among other things, reduce the interest rate margin on its term loan B by 0.50%, and to amend certain covenants. The new term loan B will bear interest at LIBOR plus 1.50%. If the Company refinances the term loan B prior to February 23, 2008, the Company will be subject to a prepayment penalty of 1.0%, otherwise the payment terms remain the same. In addition, the amount by which the Company can elect to increase the revolving and term loan commitments was changed from $500,000 to $750,000.

Revolving Line of Credit

The Company has an undrawn revolving credit facility totaling $250,000 of which approximately $50,000 was committed for outstanding letters of credit. The Company also has undrawn revolving credit facilities totaling $3,600 associated with several of its joint ventures.

Senior and Senior Subordinated Notes

On February 23, 2007, the Company issued $400,000 of 6⅝% senior notes due 2013 in a private offering. These senior notes are part of the same series of debt securities as the $500,000 aggregate principal amount of 6⅝% senior notes that were issued in March 2005. The notes are guaranteed by our direct and indirect wholly-owned subsidiaries and require semi-annual interest payments beginning March 15, 2007. The senior notes may

(dollars in thousands, except per share data)

be redeemed in whole or part at any time on or after March 15, 2009, at certain specified prices. The Company used the proceeds to pay down the term loan B and also wrote-off $4,000 of term loan B deferred financing costs.

On March 22, 2005, the Company issued $500,000 of 6 5/8% senior notes due 2013 and $850,000 of 7 1/4% senior subordinated notes due 2015 and incurred related deferred financing costs of $28,600. The notes are guaranteed by substantially all of the Company's direct and indirect wholly-owned subsidiaries and require semi-annual interest payments. The Company may redeem some or all of the senior notes at any time on or after March 15, 2009 and some or all of the senior subordinated notes at any time on or after March 15, 2010. The Company used the net proceeds of $1,323,000 along with available cash of $46,000 to repay all outstanding amounts under the term loan portions of the Company's then-existing credit facilities, including accrued interest.

Interest rate swaps

As of December 31, 2006, the Company maintained a total of nine interest rate swap agreements with amortizing notional amounts totaling $1,341,000. These agreements had the economic effect of modifying the LIBOR-based variable interest rate to fixed rates ranging from 3.08% to 4.27%, resulting in an overall weighted average effective interest rate of 5.88%, which included the term loan B margin of 2.00%. The swap agreements expire in 2008 through 2010 and require quarterly interest payments. During 2006, 2005, and 2004 the Company accrued net cash benefits of approximately $15,791, $285, and $5,256, respectively from these swaps, which are included in debt expense. During 2005, the Company also incurred additional net cash obligations of $1,461 from these swaps, which is included in swap valuation gains. The Company estimates that approximately $13,000 of existing pre-tax gains in other comprehensive income at December 31, 2006, will be reclassified into income in 2007. As of December 31, 2006, and 2005, the total fair value of these swaps was an asset of $29,544 and $30,756, which were primarily included in other long term assets. Also during 2006, the Company recorded $7,862, net of tax, as an increase to comprehensive income for the changes in fair value of the effective portions of these swaps, or $12,869 before tax.

In conjunction with the repayment and extinguishment of the Company's prior credit facilities during 2005, the Company wrote off deferred financing costs of $8,170 and reclassified into net income $8,100 of swap valuation gains that were previously recorded in other comprehensive income. These gains represented the accumulated fair value of several interest rate swap instruments that became ineffective as cash flow hedges as a result of the repayment of the prior credit facilities. In addition, the Company recorded a net loss of $2,100 related to changes in fair values of these swaps that were not effective as interest rate hedges until they were redesignated in the second quarter of 2005.

Portions of the Company's various interest rate swap agreements that were previously designated and expected to be effective as forward cash flow hedges became ineffective as a result of the Company not having any variable rate LIBOR-based interest payments during a portion of 2005. This resulted in a net charge of $1,700 to swap valuation gains, which includes the $1,461 discussed above as well as a reclassification into income of $2,000 of swap valuation losses that were previously recorded in other comprehensive income. The swap payment periods that began after October 2005 were highly effective as cash flow hedges with gains or losses from changes in their fair values reported in other comprehensive income.

As of December 31, 2006, the Company had approximately 56% of its variable rate debt and approximately 72% of its total debt economically fixed.

As a result of the swap agreements, the Company's overall credit facility effective weighted average interest rate was 6.61%, based upon the current margins in effect ranging from 1.75% to 2.00%, as of December 31, 2006.

At December 31, 2006, the Company's overall average effective interest rate was 6.76%.

Debt expense

Debt expense consisted of interest expense of $262,967, $134,429 and $50,323, amortization of deferred financing costs of $10,469, $5,157 and $2,088 for 2006, 2005 and 2004, respectively, and in 2006, included the write off of $3,270 of deferred financing costs. These interest expense amounts are net of capitalized interest.

15. Leases

The majority of the Company's facilities are leased under non-cancelable operating leases, ranging in terms from five to ten years and contain renewal options of five to ten years at the fair rental value at the time of renewal or at rates subject to periodic consumer price index increases. The Company has certain equipment leased under capital leases.

Future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Operating leases	Capital leases
2007	$148,442	$ 3,543
2008	136,387	1,321
2009	121,268	843
2010	105,773	688
2011	92,037	684
Thereafter	294,069	1,770
	$897,976	8,849
Less portion representing interest		(1,920)
Total capital lease obligations, including current portion		$ 6,929

Rent expense under all operating leases for 2006, 2005, and 2004 was $187,139, $109,511 and $75,846, respectively. Leasehold improvement incentives are deferred and amortized to rent expense over the term of the lease. The net book value of property and equipment under capital leases was $5,765, $6,094 and $7,711 at December 31, 2006, 2005 and 2004, respectively. Capital lease obligations are included in long-term debt. See Note 14 to the Consolidated Financial Statements.

16. Employee benefit plans

The Company has a savings plan for substantially all employees, which has been established pursuant to the provisions of Section 401(k) of the Internal Revenue Code, or IRC. The plan provides for employees to contribute a percentage of their base annual salaries on a tax-deferred basis not to exceed IRC limitations. The Company does not provide any matching contributions.

During 2000, the Company established the DaVita Inc. Profit Sharing Plan. Contributions to this defined contribution benefit plan are made at the discretion of the Company as determined and approved by the Board of Directors. All contributions are deposited into an irrevocable trust. The profit sharing award for each eligible participant is based upon the achievement of employee-specific and/or corporate financial and operating goals. During 2004 the Company elected to discontinue funding the profit sharing trust and to distribute similar awards directly to the recipients, or at their discretion to their 401(k) accounts.

On October 5, 2005, the Company's Board of Directors approved the adoption of the DaVita Voluntary Deferral Plan. This plan is non-qualified and permits certain employees designated by the plan administrator

(dollars in thousands, except per share data)

whose annualized base salary equals or exceeds a minimum annual threshold amount as set by the Company to elect to defer all or a portion of their annual bonus payment and, as originally adopted, up to 15% of their base salary into a deferral account maintained by the Company. Effective January 1, 2006, the deferral percentage for base salary was increased to up to 50% of a participant's base salary. Deferred amounts are generally paid out in cash at the participant's election either in the first or second year following retirement or in a specified future period at least three to four years after the deferral election was effective. Participants are credited with their proportional amount of annual earnings from the plan.

As part of the acquisition of DVA Renal Healthcare on October 5, 2005, the Company acquired an Executive Retirement Plan for certain members of management. The plan is non-qualified and contributions to the plan were made at the discretion of DVA Renal Healthcare based upon a pre-determined percentage of a participant's base salary. Effective November 2005, all contributions to this plan were discontinued and the balance of the plan assets will be paid out upon termination of each individual participant.

The Company has several deferred non-qualified compensation plans for certain key employees. Company contributions are discretionary and are deposited into a Rabbi Trust. Participants in the plans are subject to a vesting period and typically receive annual distributions from the plan commencing one year after grant date, although in certain situations distributions are paid upon termination or retirement. Participants also have the option to direct their balances into certain investment funds and are credited with their proportional amount of earnings from the investments. The fair value of the assets held in trust as of December 31, 2006, totaled $16,408. The assets are available for sale and as such are recorded at fair market value with changes in the fair market values being recorded in other comprehensive income. Any fair market value changes to the corresponding liability balance will be recorded as compensation expense.

Most of the Company's outstanding employee stock plan awards include a provision accelerating the vesting of the award in the event of a change of control. The Company also maintains a change of control protection program for its employees who do not have a significant number of stock awards, which provides for cash bonuses to the employees in the event of a change of control which has been in place since 2001. Based on the shares of our common stock outstanding and the market price of our stock on December 31, 2006, these cash bonuses would total approximately $231,000 if a control transaction occurred at that price and our Board of Directors did not modify the program. This amount has not been accrued at December 31, 2006, and will only be accrued upon a change of control. These compensation programs may affect the price an acquirer would be willing to pay.

17. Contingencies

The majority of the Company's revenues are from government programs and may be subject to adjustment as a result of: (1) examination by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (2) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (3) differing opinions regarding a patient's medical diagnosis or the medical necessity of services provided; and (4) retroactive applications or interpretations of governmental requirements. In addition, the Company's revenues from commercial payors may be subject to adjustment as a result of potential claims for refunds from commercial payors, as a result of government actions or as a result of other claims by commercial payors.

United States Attorney inquiries

On March 4, 2005, the Company received a subpoena from the United States Attorney's Office, or U.S. Attorney's Office, for the Eastern District of Missouri in St. Louis. The subpoena requires production of a wide range of documents relating to our operations, including documents related to, among other things, pharmaceutical and other services provided to patients, relationships with pharmaceutical companies, and financial relationships with physicians and joint ventures. The subpoena covers the period from December 1, 1996 through the present. In October 2005, the Company received a follow-up request for additional documents related to specific medical director and joint venture arrangements. In February 2006, we received an additional subpoena for documents, including certain patient records relating to the administration and billing of Epogen (EPO). The Company is producing documents and providing information to the government. The Company is also cooperating, and intends to continue to cooperate, with the government's investigation, including by participating in discussions and meetings with the government. The subpoenas have been issued in connection with a joint civil and criminal investigation. It is possible that criminal proceedings may be initiated against the Company in connection with this inquiry. Any negative findings could result in substantial financial penalties against the Company, exclusion from future participation in the Medicare and Medicaid programs and criminal penalties. To the Company's knowledge, no proceedings have been initiated against the Company at this time. Although the Company cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as this to continue for a considerable period of time. Responding to the subpoenas will continue to require management's attention and significant legal expense.

On October 25, 2004, the Company received a subpoena from the U.S. Attorney's Office for the Eastern District of New York in Brooklyn. The subpoena covers the period from 1996 to present and requires the production of a wide range of documents relating to our operations, including DaVita Laboratory Services. The subpoena also includes specific requests for documents relating to testing for parathyroid hormone levels (PTH), and to products relating to vitamin D therapies. The subpoena has been issued in connection with a joint civil and criminal investigation. It is possible that criminal proceedings may be initiated against the Company in connection with this inquiry. Any negative findings could result in substantial financial penalties against the Company and DVA Renal Healthcare, exclusion from future participation in the Medicare and Medicaid programs and criminal penalties. Other participants in the dialysis industry received a similar subpoena, including Fresenius Medical Group, Renal Care Group and DVA Renal Healthcare, which was acquired by the Company in October of 2005. To the Company's knowledge, no proceedings have been initiated against the Company or DVA Renal Healthcare at this time. Although the Company cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as these to continue for a considerable period of time. Responding to the subpoena may continue to require management's attention and significant legal expense.

In February 2001, the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania in Philadelphia contacted the Company and requested its cooperation in a review of some of its historical practices, including billing and other operating procedures and the Company's financial relationships with physicians. The Company cooperated in this review and provided the requested records to the U.S. Attorney's Office. In May 2002, the Company received a subpoena from the U.S. Attorney's Office and the Philadelphia Office of the Office of Inspector General of the Department of Health and Human Services (OIG). The subpoena required an update to the information the Company provided in our response to the February 2001 request, and also sought a wide range of documents relating to pharmaceutical and other ancillary services provided to patients, including laboratory and other diagnostic testing services, as well as documents relating to the Company's financial relationships with physicians and pharmaceutical companies. The subpoena covered the period from May 1996 to May 2002. The Company provided the documents requested and cooperated with the United States Attorney's Office and the OIG in its investigation. In January 2007, the U.S. Attorney's Office for the Eastern District of Pennsylvania in Philadelphia informed the Company that it has decided to close its investigation of DaVita. No charges were made against the Company, no fines were assessed and no mandatory policy changes were required in connection with this investigation.

In February 2007, the Company received a request for information from the Office of Inspector General, U.S. Department of Health and Human Services for records relating to EPO claims submitted to Medicare. The claims relate to services provided from 2002 to 2004 by a number of our centers. The request was sent from the

OIG's office in Houston, Texas. The Company have been in contact with the U.S. Attorney's Office for the Eastern District of Texas, which has stated that this is a civil inquiry related to EPO claims. We are cooperating with the inquiry and will be producing the requested records. There appears to be substantial overlap between this issue, and the ongoing review of EPO utilization and claims by the U.S. Attorney's Office for the Eastern District of Missouri in St. Louis. EPO utilization was also one of the subjects of the multi-year investigation by the U.S. Attorney's Office for the Eastern District of Pennsylvania, which was recently closed as described herein. To the best of the Company knowledge, the government has not initiated any proceeding against it in connection with this request although the Company cannot predict whether it will receive further inquiries or whether or when a proceeding might be initiated.

Other

The Company has received several notices of claims from commercial payors and other third parties related to historical billing practices and claims against DVA Renal Healthcare related to historical DVA Renal Healthcare billing practices and other matters covered by their settlement agreement with the Department of Justice. At least one commercial payor has filed an arbitration demand against the Company, as described below, and additional commercial payors have threatened litigation. The Company intends to defend against these claims vigorously; however, the Company may not be successful and these claims may lead to litigation and any such litigation may be resolved unfavorably. Although the ultimate outcome of these claims cannot be predicted at this time, an adverse result in excess of the Company's established reserves, with respect to one or more of these claims could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has received several informal inquiries from representatives of the New York Attorney General's Medicaid Fraud Control Unit (MFCU) regarding certain aspects of the EPO and other billing practices taking place at facilities managed by the Company in New York. The Company is cooperating with the MFCU's informal inquiries and has provided documents and information to the MFCU. To the best of the Company's knowledge, no proceedings have been initiated against the Company and the MFCU has not indicated an intention to do so, although the Company cannot predict whether it will receive further inquiries or whether or when proceedings might be initiated.

In June 2004, DVA Renal Healthcare was served with a complaint filed in the Superior Court of California by one of its former employees who worked for its California acute services program. The complaint, which is styled as a class action, alleges, among other things, that DVA Renal Healthcare failed to provide overtime wages, defined rest periods and meal periods, or compensation in lieu of such provisions and failed to comply with certain other California labor code requirements. The Company is evaluating the claims and intends to vigorously defend itself in the matter. The Company also intends to vigorously oppose the certification of this matter as a class action. Although the ultimate outcome of these claims cannot be predicted, the Company does not expect that an unfavorable result, if any, would have a material adverse effect on the Company's business, financial condition, liquidity or results of operations.

On August 8, 2005, Blue Cross/Blue Shield of Louisiana filed a complaint in the United States District Court for the Western District of Louisiana against Gambro AB, DVA Renal Healthcare and related entities. The plaintiff sought to bring its claims as a class action on behalf of itself and all entities that paid any of the defendants for health care goods and services from on or about January 1991 through at least December 2004. The complaint alleged, among other things, damages resulting from facts and circumstances underlying DVA Renal Healthcare's December 2004 settlement agreement with the Department of Justice and certain agencies of the United States Government. In March 2006, the case was dismissed and the plaintiff was compelled to seek arbitration to resolve the matter. In November 2006, the plaintiff filed a demand for class arbitration against the

Company and DVA Renal Healthcare. At this time, the Company cannot estimate the potential range of damages, if any. The Company is investigating these claims and continues to vigorously defend itself in the matter.

In addition to the foregoing, the Company is subject to claims and suits in the ordinary course of business, including from time to time, contractual disputes and professional and general liability claims. The Company believes that the ultimate resolution of any such pending proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on its financial condition, results of operations or cash flows.

18. Concentrations

Approximately 65% of the Company's total dialysis revenue in 2006, 60% in 2005 and 60% 2004 are from government-based programs, principally Medicare and Medicaid. Accounts receivable from Medicare and Medicaid were approximately $250,000 as of December 31, 2006 and 2005. No other single payor accounted for more than 5% of total accounts receivable.

A significant physician-prescribed pharmaceutical administered during dialysis, EPO, is provided by a sole supplier and accounted for approximately one-fourth of net operating revenues. Although the Company currently receives discounted prices for EPO, the supplier has unilateral pricing discretion and in the future the Company may not be able to achieve the same cost levels historically obtained.

19. Other commitments

The Company has obligations to purchase the third-party interests in several of its joint ventures. These obligations are in the form of put provisions in joint venture agreements, and are exercisable at the third-party owners' discretion. If these put provisions are exercised, the Company would be required to purchase the third-party owners' interests at either the appraised fair market value or a predetermined multiple of cash flow or earnings, which is intended to approximate fair value. As of December 31, 2006, the Company's potential obligations under these put provisions totaled approximately $192,000 of which approximately $100,000 were exercisable within one year. Additionally, the Company has certain other potential commitments to provide operating capital to several minority-owned centers and to third-party centers that the Company operates under administrative service agreements of approximately $11,000.

The Company is obligated under mandatorily redeemable instruments in connection with certain consolidated joint ventures. Future distributions may be required for the minority partner's interests in limited-life entities which dissolve after terms of ten to fifty years. As of December 31, 2006, such distributions would be valued below the related minority interests balances in the consolidated balance sheet.

Other than operating leases, disclosed in Note 15 to the Consolidated Financial Statements, and the letters of credit and the interest rate swap agreements, disclosed in Note 14 to the Consolidated Financial Statements, or as described above the Company has no off balance sheet financing arrangements as of December 31, 2006.

20. Florida laboratory

During 2006, 2005, and 2004, the Company recognized a total of $0, $3,771, and $8,293 respectively, in prior years' Medicare lab recoveries that were previously in dispute related to lab services that were performed in 2001 and 2002. As of December 31, 2006, there are no significant unresolved Medicare lab billing issues. In total the Company has recognized $94,842 in Medicare lab recoveries related to prior years' billings previously in dispute.

(dollars in thousands, except per share data)

21. Fair values of financial instruments

Financial instruments consist primarily of cash, accounts receivable, notes receivable, assets available for sale, accounts payable, accrued compensation and benefits, other accrued liabilities, interest rate swap agreements and debt. The balances of the non-debt financial instruments excluding assets available for sale, see Note 16, are presented in the financial statements at December 31, 2006 and 2005 at their approximate fair values due to the short-term nature of their settlements. Borrowings under the Company's credit facility, of which $2,385,125 was outstanding as of December 31, 2006, reflect fair value as they are subject to fees and adjustable rates competitively determined in the marketplace. The fair value of the Company's senior subordinated notes were approximately $1,362,400 at December 31, 2006 based upon quoted market prices. The fair value of the interest rate swaps were an asset of approximately $29,544 as of December 31, 2006 and $30,756 as of December 31, 2005, which is recorded primarily in other long-term assets.

22. Supplemental cash flow information

The table below provides supplemental cash flow information:

	Year ended December 31,		
	2006	2005	2004
Cash paid:			
Income taxes	$209,982	$ 82,275	$95,943
Interest	271,711	86,035	48,822
Non-cash investing and financing activities:			
Fixed assets acquired under capital lease obligations	—	—	1,295
Contributions to consolidated partnerships	13,568	11,326	9,167
Refinancing charges	—	8,170	—
Liabilities assumed in conjunction with common stock acquisitions	—	300,462	13,991

23. Selected quarterly financial data (unaudited)

	2006				2005			
	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Net operating revenues	$1,272,617	$1,237,041	$1,207,816	$1,163,188	$1,133,315	$644,892	$617,085	$578,626
Operating income	188,511	217,094	171,752	162,075	158,782	105,298	102,431	98,860
Income from continuing operations	74,129	93,091	64,329	57,780	56,411	50,914	48,127	51,970
Discontinued operations, net of tax	—	1,765	(1,092)	(311)	7,738	4,303	4,816	4,364
Net income	74,129	94,856	63,237	57,469	64,149	55,217	52,943	56,334
Basic earnings per share from continuing operations	0.71	0.90	0.62	0.56	0.55	0.50	0.48	0.52
Basic earnings per share	0.71	0.91	0.61	0.56	0.63	0.55	0.53	0.57
Diluted earnings per share from continuing operations	0.70	0.88	0.61	0.55	0.54	0.49	0.46	0.50
Diluted earnings per share	$ 0.70	$ 0.90	$ 0.60	$ 0.55	$ 0.61	$ 0.53	$ 0.51	$ 0.55

24. Condensed consolidating financial statements

The following information is presented in accordance with Rule 3-10 of Regulation S-X. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services. The senior notes and the senior subordinated notes were issued by the Company and are guaranteed by substantially all of the Company's direct and indirect wholly-owned subsidiaries. Each of the guarantor subsidiaries has guaranteed the notes on a joint and several, full and unconditional basis. Non-wholly-owned subsidiaries, joint ventures, partnerships and third parties are not guarantors of these obligations.

Condensed Consolidating Statements of Income

	DaVita Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
For the year ended December 31, 2006					
Net operating revenues	$347,087	$4,263,363	$639,690	$(369,478)	$4,880,662
Operating expenses	196,367	3,751,164	527,344	(369,478)	4,105,397
Minority interests and equity income, net	—	—	—	35,833	35,833
Operating income	150,720	512,199	112,346	(35,833)	739,432
Debt (expense), refinancing charges and swap gains, net	16,441	(291,095)	(2,052)	—	(276,706)
Other income, net	11,559	—	1,474	—	13,033
Income tax expense	70,201	116,183	46	—	186,430
Discontinued operations, net of tax	—	362	—		362
Equity earnings in subsidiaries	181,172	75,889	—	(257,061)	—
Net income	$289,691	$ 181,172	$111,722	$(292,894)	$ 289,691
For the year ended December 31, 2005					
Net operating revenues	$224,501	$2,541,928	$451,141	$(243,652)	$2,973,918
Operating expenses	122,021	2,263,234	344,855	(243,652)	2,486,458
Minority interests and equity income, net				22,089	22,089
Operating income	102,480	278,694	106,286	(22,089)	465,371
Debt (expense)	(32,851)	(108,144)	(2,213)		(143,208)
Other income, net	8,934				8,934
Income tax expense	29,461	93,537	677		123,675
Discontinued operations, net of tax		15,179	6,042		21,221
Equity earnings in subsidiaries	179,541	87,349		(266,890)	—
Net income	$228,643	$ 179,541	$109,438	$(288,979)	$ 228,643
For the year ended December 31, 2004					
Net operating revenues	$177,370	$1,913,372	$279,578	$(192,990)	$2,177,330
Operating expenses	109,256	1,645,549	222,140	(192,990)	1,783,955
Minority interests and equity income, net				12,249	12,249
Operating income	68,114	267,823	57,438	(12,249)	381,126
Debt (expense) and refinancing charges, net	12,082	(62,633)	(1,860)		(52,411)
Other income, net	4,125				4,125
Income tax expense	32,776	94,935	621		128,332
Discontinued operations, net of tax	—	11,106	6,640		17,746
Equity earnings in subsidiaries	170,709	49,348		(220,057)	—
Net income	$222,254	$ 170,709	$ 61,597	$(232,306)	$ 222,254

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands, except per share data)

Condensed Consolidating Balance Sheets

	DaVita Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
As of December 31, 2006					
Cash and cash equivalents	$ 299,430		$ 10,772		$ 310,202
Accounts receivable, net		$ 809,028	123,357		932,385
Other current assets	6,660	448,421	11,828		466,909
Total current assets	306,090	1,257,449	145,957		1,709,496
Property and equipment, net	30,130	689,039	130,797		849,966
Amortizable intangible, net	59,371	142,394	1,956		203,721
Investments in subsidiaries	3,904,797	388,919	—	$(4,293,716)	—
Receivables from subsidiaries	812,201		30,928	(843,129)	—
Other long-term assets and investments	25,190	14,650	20,940		60,780
Goodwill		3,444,224	223,629		3,667,853
Total assets	$5,137,779	$5,936,675	$554,207	$(5,136,845)	$6,491,816
Current liabilities	$ 166,440	$ 915,554	$ 30,178		$1,112,172
Payables to parent		843,129	—	$ (843,129)	—
Long-term debt and other long-term liabilities	3,725,415	273,195	12,751		4,011,361
Minority interests			—	122,359	122,359
Shareholders' equity	1,245,924	3,904,797	511,278	(4,416,075)	1,245,924
Total liabilities and shareholders' equity	$5,137,779	$5,936,675	$554,207	$(5,136,845)	$6,491,816
As of December 31, 2005					
Cash and cash equivalents	$ 431,811				$ 431,811
Accounts receivable, net		$ 749,288	$104,272		853,560
Other current assets	5,877	350,035	13,125		369,037
Total current assets	437,688	1,099,323	117,397		1,654,408
Property and equipment, net	34,319	611,828	103,931		750,078
Amortizable intangible assets, net	73,407	158,980	3,557		235,944
Investments in subsidiaries	3,616,683	333,106		$(3,949,789)	—
Receivables from subsidiaries	1,038,182		8,486	(1,046,668)	—
Other long-term assets and investments	30,273	4,933	9,743		44,949
Goodwill		3,399,112	195,271		3,594,383
Total assets	$5,230,552	$5,607,282	$438,385	$(4,996,457)	$6,279,762
Current liabilities	$ 285,956	$ 691,172	$ 12,605		$ 989,733
Payables to parent		1,046,668	—	$(1,046,668)	—
Long-term debt and other long-term liabilities	4,093,987	252,759	4,035		4,350,781
Minority interests			—	88,639	88,639
Shareholders' equity	850,609	3,616,683	421,745	(4,038,428)	850,609
Total liabilities and shareholders' equity	$5,230,552	$5,607,282	$438,385	$(4,996,457)	$6,279,762

Condensed Consolidating Statements of Cash Flows

	DaVita Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
For the year ended December 31, 2006					
Cash flows from operating activities					
Net income	$ 289,691	$ 181,172	$ 111,722	$(292,894)	$ 289,691
Changes in operating and intercompany assets and liabilities and non cash items included in net income	(101,863)	167,301	(128,452)	292,894	229,880
Net cash provided by (used in) operating activities	187,828	348,473	(16,730)	—	519,571
Cash flows from investing activities					
Additions of property and equipment	(2,582)	(211,953)	(48,173)		(262,708)
Acquisition and divestitures, net	—	(85,153)	(1,351)		(86,504)
Proceeds from discontinued operations	12,742	9,437			22,179
Other items		(59,606)	74,576		14,970
Net cash provided by (used in) investing activities	10,160	(347,275)	25,052		(312,063)
Cash flows from financing activities					
Long-term debt	(408,211)	(1,198)	2,450		(406,959)
Other items	77,842				77,842
Net cash (used in) provided by financing activities	(330,369)	(1,198)	2,450		(329,117)
Net (decrease) increase in cash	(132,381)	—	10,772	—	(121,609)
Cash at the beginning of the year	431,811				431,811
Cash at the end of the year	$ 299,430	$ —	$ 10,772	$ —	$ 310,202
For the year ended December 31, 2005					
Cash flows from operating activities					
Net income	$ 228,643	$ 179,541	$ 109,438	$(288,979)	$ 228,643
Changes in operating and intercompany assets and liabilities and non cash items included in net income	104,043	14,471	(150,582)	288,979	256,911
Net cash provided by (used in) operating activities	332,686	194,012	(41,144)	—	485,554
Cash flows from investing activities					
Additions of property and equipment	(11,780)	(101,978)	(47,607)		(161,365)
Acquisitions	(3,035,434)	(166,970)			(3,202,404)
Proceeds from discontinued operations	151,587	147,262			298,849
Other items		(68,146)	87,703		19,557
Net cash (used in) provided by investing activities	(2,895,627)	(189,832)	40,096		(3,045,363)
Cash flows from financing activities					
Long-term debt	2,776,738	(4,180)	1,048		2,773,606
Other items	(33,965)				(33,965)
Net cash provided by (used in) financing activities	2,742,773	(4,180)	1,048		2,739,641
Net increase in cash	179,832	—	—	—	179,832
Cash at the beginning of the year	251,979				251,979
Cash at the end of the year	$ 431,811	$ —	$ —	$ —	$ 431,811
For the year ended December 31, 2004					
Cash flows from operating activities					
Net income	$ 222,254	$ 170,709	$ 61,597	$(232,306)	$ 222,254
Changes in operating and intercompany assets and liabilities and non cash items included in net income	(173,238)	203,653	(65,030)	232,306	197,691
Net cash provided by (used in) operating activities	49,016	374,362	(3,433)	—	419,945
Cash flows from investing activities					
Additions of property and equipment	(4,416)	(92,478)	(31,434)		(128,328)
Acquisitions		(264,177)	(2,088)		(266,265)
Proceeds from discontinued operations		1,223			1,223
Other items		(21,587)	35,296		13,709
Net cash (used in) provided by investing activities	(4,416)	(377,019)	1,774		(379,661)
Cash flows from financing activities					
Long-term debt	202,983	2,657	1,659		207,299
Other items	(57,261)				(57,261)
Net cash provided by financing activities	145,722	2,657	1,659		150,038
Net increase in cash	190,322	—	—	—	190,322
Cash at the beginning of the year	61,657				61,657
Cash at the end of the year	$ 251,979	$ —	$ —	$ —	$ 251,979

Risk Factors

This Annual Report contains statements that are forward-looking statements within the meaning of the federal securities laws. These statements involve known and unknown risks and uncertainties including the risks discussed below. The risks discussed below are not the only ones facing our business. Please read the cautionary notice regarding forward-looking statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation".

If the average rates that commercial payors pay us decline significantly, it would have a material adverse effect on our revenues, earnings and cash flows.

Approximately 35% of our dialysis revenue for the year ended December 31, 2006 was generated from patients who have commercial payors as the primary payor. The majority of these patients have insurance policies that pay us on terms and at rates materially higher than Medicare rates. We expect that some of our commercial reimbursement rates will be materially lower in the future as a result of general conditions in the market, recent and future consolidations among commercial payors, downward trends in health insurance premiums, increased focus on dialysis services, our acquisition of DVA Renal Healthcare, including the reconciliation of existing contracts with differing rates, and other factors. We are continuously in the process of negotiating agreements with our commercial payors. In the event that our negotiations result in overall commercial rate reductions in excess of overall commercial rate increases, the cumulative effect could have a material adverse effect on our financial results. Consolidations have significantly increased the negotiating leverage of commercial payors. In addition, we believe that payors and employers continue to encourage members to obtain care with in-network providers and network rates are typically lower than out-of-network rates. If the average rates that commercial payors pay us decline significantly, it would have a material adverse effect on our revenues, earnings and cash flows.

If the number of patients with higher-paying commercial insurance declines, then our revenues, earnings and cash flows would be substantially reduced.

Our revenue levels are sensitive to the percentage of our patients with higher-paying commercial insurance coverage. A patient's insurance coverage may change for a number of reasons, including as a result of changes in the patient's or a family member's employment status. For a patient covered by an employer group health plan, Medicare generally becomes the primary payor after 33 months, or earlier if the patient's employer group health plan coverage terminates. When Medicare becomes the primary payor, the payment rate we receive for that patient shifts from the employer group health plan rate to the Medicare payment rate. If there is a significant reduction in the number of patients under higher-paying commercial plans relative to government-based programs that pay at lower rates, it would have a material adverse effect on our revenues, earnings and cash flows.

Future declines, or the lack of further increases, in Medicare payment rates would reduce our revenues, earnings and cash flows.

Approximately one-half of our dialysis revenue for the year ended December 31, 2006 was generated from patients who have Medicare as their primary payor. The Medicare End Stage Renal Disease (ESRD) program pays us for dialysis treatment services at fixed rates. Unlike most other services covered by Medicare, the Medicare ESRD program has not provided for regular inflation increases in payment rates. Increases in operating costs that are subject to inflation, such as labor and supply costs, have occurred and are expected to continue to occur regardless of whether there is a compensating increase in payment rates. We cannot predict with certainty the nature or extent of future rate changes, if any. To the extent these rates decline or are not adjusted to keep pace with inflation, our revenues, earnings and cash flows would be adversely affected.

Changes in the structure of, and payment rates under, the Medicare ESRD program could substantially reduce our revenues, earnings and cash flows.

The Medicare composite rate is the payment rate for a dialysis treatment including the supplies used in those treatments, specified laboratory tests and certain pharmaceuticals. Other services and pharmaceuticals, including EPO (a pharmaceutical used to treat anemia, a common complication associated with ESRD), vitamin D analogs and iron supplements, are separately billed. Changes to the structure of the composite rate and separately billable payment rates went into effect January 1, 2006, as Medicare moved to payment rates for pharmaceuticals from average acquisition cost to average sale price plus 6%. Future changes in the structure of, and payment rates under, the Medicare ESRD program could substantially reduce our revenues, earnings and cash flows.

Pharmaceuticals are approximately 30% of our total Medicare revenue for the year ended December 31, 2006. ESRD pharmaceutical payment rates and utilization continue to receive attention from the government, which may lead to reimbursement changes in the future. If Medicare begins to bundle other services for payment by including in its composite payment rate the pharmaceuticals, laboratory services or other ancillary services that it currently pays separately, or if there are further changes to or decreases in the payment rate for these items without a corresponding increase in the composite rate, it could have a material adverse effect on our revenues, earnings and cash flows.

Changes in state Medicaid programs or payment rates could reduce our revenues, earnings and cash flows.

Approximately 5% of our dialysis revenue for the year ended December 31, 2006 was generated from patients who have Medicaid as their primary coverage. As state governments face increasing budgetary pressure, they may propose reductions in payment rates, limitations on eligibility or other changes to Medicaid programs. Currently, Medicaid eligibility requirements mandate that citizen enrollees in Medicaid programs provide documented proof of citizenship. Our revenues, earnings and cash flows could be negatively impacted to the extent that we are not paid by Medicaid or other state programs for services provided to patients that are unable to satisfy the revised eligibility requirements, including undocumented patients living in the U.S. If state governments reduce the rates paid by those programs for dialysis and related services, further limit eligibility for Medicaid coverage or adopt changes similar to those adopted by Medicare, then our revenues, earnings and cash flows could be adversely affected.

Delays in state Medicare and Medicaid certification of our dialysis centers could adversely affect our revenues, earnings and cash flows.

Before we can begin billing for patients that may be enrolled in government-based programs and are treated in our outpatient dialysis centers, we are required to obtain state and federal certification for participation in the Medicare and Medicaid programs. As state governments face increasing budgetary pressure, certain states may have difficulty certifying dialysis centers in the normal course and significant delays may result. If state governments are unable to certify new centers in the normal course and we experience significant delays in our ability to treat and bill for services provided to patients covered under government programs, our revenues, earnings and cash flows could be adversely affected.

Changes in clinical practices and payment rates or rules for EPO and other pharmaceuticals could substantially reduce our revenues, earnings and cash flows.

The administration of EPO and other pharmaceuticals accounts for approximately 30% of our total dialysis revenue for the year ended December 31, 2006. In late 2006, there was significant media discussion regarding anemia management practices in the United States, additionally a hearing was held by the House Ways and Means Committee on the issue of EPO utilization in December 2006. Further, the FDA has been examining the labeling of Epogen and Aranesp in response to the increased scrutiny. This increased scrutiny could have an impact on physician practice patterns and accepted clinical practices. Changes in physician practice patterns and accepted clinical practices, changes in labeling of pharmaceuticals in a manner that alters physician practice patterns or accepted clinical practices, changes in private and governmental payment criteria, including the introduction of EPO administration policies by private payors, the introduction of new pharmaceuticals or the conversion to alternate types of administration of EPO or other pharmaceuticals could have a material adverse effect on our revenues, earnings and cash flows.

Changes in EPO pricing and the use and marketing of alternatives to EPO could materially reduce our revenues, earnings and cash flows and affect our ability to care for our patients.

Amgen Inc. is the sole supplier of EPO and may unilaterally decide to increase its price for EPO, subject to certain contractual limitations. Future changes in the cost of EPO could have a material adverse effect on our earnings and cash flows and ultimately reduces our income. Although our agreement with Amgen for EPO continues for a fixed time period and includes potential pricing discounts depending upon the achievement of certain clinical and other criteria, we cannot predict whether we will continue to receive the discount structure for EPO that we currently receive, or whether we will continue to achieve the same levels of discounts within that structure as we have historically achieved. In addition, our contract with Amgen provides for specific rebates and incentives that are based on patient outcomes, process improvement, data submission, purchase volume growth and some combination of these factors. Factors that could impact our ability to qualify for the discounts, rebates and incentives provided for in our agreement with Amgen include our ability to achieve certain clinical outcomes, changes in pharmaceutical intensities and our growth. We have and may from time to time accelerate our EPO purchase volume in a given period to take advantage of certain incentives provided for in the agreement, which could result in an increase in our inventory levels. Failure to qualify for discounts or meet or exceed the targets and earn the specified rebates and incentives could have a material adverse effect on our earnings and cash flows.

Amgen has developed and obtained FDA approval for Aranesp®, a pharmaceutical used to treat anemia that may replace EPO or reduce its use with dialysis patients. In addition, Roche has developed and is seeking approval for CERA, a pharmaceutical also used to treat anemia. Unlike EPO, which is generally administered in conjunction with each dialysis treatment, these pharmaceuticals are administered less frequently. In the event that these similar alternatives to EPO are marketed for the treatment of dialysis patients, we may realize lower margins on the administration of such pharmaceuticals than are currently realized with EPO. In addition, to the extent that changes in administration practices occur as a result of changes in labeling of these pharmaceuticals in a manner that alters physician practice patterns or accepted clinical practices or such pharmaceuticals begin to be administered to patients through channels other than DaVita, we would realize a significant reduction in revenue or profit from such administration. A significant increase in the development and use of similar alternatives to EPO, or a change in administration practices, could have a material adverse effect on our revenues, earnings and cash flows.

The investigation related to the subpoena we received on March 4, 2005 from the U.S. Attorney's Office for the Eastern District of Missouri could result in substantial penalties against us.

We are voluntarily cooperating with the U.S. Attorney's Office for the Eastern District of Missouri with respect to the subpoena we received on March 4, 2005, which requested a wide range of documents relating to our operations, including documents related to, among other things, pharmaceutical and other services provided to patients, relationships with pharmaceutical companies, financial relationships with physicians and joint ventures and the related request for additional documents related to specific medical director and joint venture arrangements we received in October 2005, and the additional subpoena we received in February 2006 requesting documents related to certain patient records relating to the administration and billing of EPO. It is possible that criminal proceedings may be initiated against us in connection with this inquiry. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare and

Medicaid programs and criminal penalties. To our knowledge, no proceedings have been initiated against us at this time. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as this to continue for a considerable period of time. Responding to the subpoenas will continue to require management's attention and significant legal expense.

The investigation related to the subpoena we received on October 25, 2004 from the U.S. Attorney's Office for the Eastern District of New York could result in substantial penalties against us.

We are voluntarily cooperating with the U.S. Attorney's Office for the Eastern District of New York and the OIG with respect to the subpoena we received on October 25, 2004, which requires production of a wide range of documents relating to our operations, including DaVita Laboratory Services. DVA Renal Healthcare received a similar subpoena in November 2004. It is possible that criminal proceedings may be initiated against us and DVA Renal Healthcare in connection with this inquiry. Any negative findings could result in substantial financial penalties against us and DVA Renal Healthcare, exclusion from future participation in the Medicare and Medicaid programs and criminal penalties. To our knowledge, no proceedings have been initiated against us or DVA Renal Healthcare at this time. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for investigations such as this to continue for a considerable period of time. Responding to the subpoenas may require management's attention and significant legal expense.

If we fail to adhere to all of the complex government regulations that apply to our business, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

Our dialysis operations are subject to extensive federal, state and local government regulations, including Medicare and Medicaid payment rules and regulations, federal and state anti-kickback laws, the Stark II physician self-referral prohibition and analogous state referral statutes, and federal and state laws regarding the collection, use and disclosure of patient health information. The Medicare and Medicaid reimbursement rules related to claims submission, cost reporting, and payment processes impose complex and extensive requirements upon dialysis providers, and a violation or departure from such requirements may result in government audits, reimbursement recoupment, and the potential loss of certification.

The regulatory scrutiny of healthcare providers, including dialysis providers, has increased significantly in recent years. Medicare has increased the frequency and intensity of its certification inspections of dialysis centers. For example, we are required to provide substantial documentation related to the administration of pharmaceuticals, including EPO, and, to the extent that any such documentation is found insufficient, we may be required to refund any amounts received from such administration by government or private payors, and be subject to substantial penalties under applicable laws or regulations. In addition, fiscal intermediaries have increased their prepayment and post-payment reviews.

We endeavor to comply with all of the requirements for receiving Medicare and Medicaid payments and to structure all of our relationships with referring physicians to comply with state and federal anti-kickback laws and the Stark II physician self-referral law. However, the laws and regulations in this area are complex and subject to varying interpretations. For example, none of our medical director agreements establishes compensation using the Stark II safe harbor method; rather, compensation under our medical director agreements is the result of individual negotiation and, we believe, exceeds amounts determined under the safe harbor method. If an enforcement agency were to challenge the level of compensation that we pay our medical directors, we could be required to change our practices, face criminal or civil penalties, pay substantial fines or otherwise experience a material adverse effect as a result of a challenge to these arrangements.

Because of regulatory considerations unique to each of these states, all of our dialysis operations in New York and some of our dialysis operations in New Jersey are conducted by privately-owned companies to which we provide a broad range of administrative services. These operations accounted for approximately 6% of our 2006 dialysis revenue. We believe that we have structured these operations to comply with the laws and regulations of these states, but we can give no assurances that they will not be challenged. If any of our operations are found to violate these or other government regulations, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows including:

- Suspension or termination of our participation in government payment programs;
- Refunds of amounts received in violation of law or applicable payment program requirements;
- Loss of required government certifications or exclusion from government payment programs;
- Loss of licenses required to operate healthcare facilities in some of the states in which we operate, including the loss of revenues from operations in New York and New Jersey conducted by privately-owned companies as described above;
- Reductions in payment rates or coverage for dialysis and ancillary services and related pharmaceuticals;
- Fines, damages or monetary penalties for anti-kickback law violations, Stark II violations, submission of false claims, civil or criminal liability based on violations of law, or other failures to meet regulatory requirements;
- Claims for monetary damages from patients who believe their protected health information has been used or disclosed in violation of federal or state patient privacy laws;
- Mandated practice changes that significantly increase operating expenses; and
- Termination of relationships with medical directors.

If our joint ventures were found to violate the law, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows.

As of December 31, 2006 we owned a controlling interest in approximately 85 dialysis related joint ventures, representing approximately 15% of our dialysis revenue. We anticipate that we will continue to increase the number of our joint ventures during 2007. Many of our joint ventures with physicians or physician groups also have the physician owners providing medical director services to those centers or other centers we own and operate. Because our relationships with physicians are governed by the "anti-kickback" statute contained in the Social Security Act, we have sought to structure our joint venture arrangements to satisfy as many safe harbor requirements as we believe are reasonably possible. However, our joint venture arrangements do not satisfy all elements of any safe harbor under the federal anti-kickback statute. Based on the exceptions applicable to ESRD services, we believe that our joint venture arrangements and operations materially comply with the Stark II law. The subpoena we received from the United States Attorney's Office for the Eastern District of Missouri on March 4, 2005, and the related request for additional documents received in October 2005, includes a request for documents related to our joint ventures.

If our joint ventures are found to be in violation of the anti-kickback statute or the Stark provisions, we could be required to restructure the joint ventures or refuse to accept referrals for designated health services from the physicians with whom the joint venture centers have a financial relationship. We also could be required to repay amounts received from Medicare and certain other payors by the joint ventures pursuant to prohibited referrals, and we could be subject to monetary penalties and exclusion from government healthcare programs. If our joint venture centers are subject to any of these penalties, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings and cash flows.

There are significant estimating risks associated with the amount of dialysis revenue that we recognize and if we are unable to accurately estimate our revenue, it could impact the timing of our revenue recognition or have a significant impact on our operating results.

There are significant estimating risks associated with the amount of dialysis revenue that we recognize for a reporting period. Ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, and other payor issues complicate the billing and collection process. Determining applicable primary and secondary coverage for our more than 103,000 patients at any point in time, together with the changes in patient coverages that occur each month, requires complex, resource-intensive processes and errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and Medicaid programs are also subject to estimating risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient's commercial health plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. If our estimates of dialysis revenue are materially inaccurate, it could impact the timing of our revenue recognition and have a significant impact on our operating results.

We may be subject to liability claims for damages and other expenses not covered by insurance that could reduce our earnings and cash flows.

The administration of dialysis and related services to patients may subject us to litigation and liability for damages. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage, including claims related to contractual disputes and professional and general liability claims. In addition, we have received several notices of claims from commercial payors and other third parties related to our historical billing practices and the historical billing practices of DVA Renal Healthcare and other matters related to their settlement agreement with the Department of Justice. Although the ultimate outcome of these claims cannot be predicted, an adverse result with respect to one or more of these claims could have a material adverse effect on our financial condition, results of operations, and cash flows. We currently maintain programs of general and professional liability insurance. However, a successful claim, including a professional liability, malpractice or negligence claim which is in excess of our insurance coverage could have a material adverse effect on our earnings and cash flows.

In addition, if our costs of insurance and claims increase, then our earnings could decline. Market rates for insurance premiums and deductibles have been steadily increasing. Our earnings and cash flows could be materially and adversely affected by any of the following:

- further increases in premiums and deductibles;
- increases in the number of liability claims against us or the cost of settling or trying cases related to those claims; and
- an inability to obtain one or more types of insurance on acceptable terms.

If businesses we acquire have liabilities that we are not aware of, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

Our business strategy includes the acquisition of dialysis centers and businesses that own and operate dialysis centers, as well as other ancillary businesses. Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we are not always successful. In addition, even in cases where we are able to obtain indemnification, we may discover liabilities greater than the contractual limits or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

If the ancillary services we provide or the strategic initiatives we invest in are ultimately unsuccessful, we may have to write off our investment in one or more of these activities.

Our ancillary services and strategic initiatives include pharmacy services, vascular access services, disease management services, ESRD clinical research programs and administrative services provided to minority-owned and third-party owned centers and clinics, each of which is related to our core business of providing dialysis services. If any of our ancillary services or strategic initiatives do not perform at the level that we anticipate, we may be required to write off our investment in one or more of these activities. As an example, our fixed investment in pharmacy services of approximately $13 million at the end of 2006, may be subject to future write-offs.

If a significant number of physicians were to cease referring patients to our dialysis centers, whether due to regulatory or other reasons, our revenues, earnings and cash flows would be substantially reduced.

Many physicians prefer to have their patients treated at dialysis centers where they or other members of their practice supervise the overall care provided as medical director of the center. As a result, the primary referral source for most of our centers is often the physician or physician group providing medical director services to the center. Neither our current nor former medical directors have an obligation to refer their patients to our centers. If a medical director agreement terminates, whether before or at the end of its term, and a new medical director is appointed, it may negatively impact the former medical director's decision to treat his or her patients at our center. If we are unable to enforce noncompetition provisions contained in the terminated medical director agreements, former medical directors may choose to provide medical director services for competing providers or establish their own dialysis centers in competition with ours. Also, if the quality of service levels at our centers deteriorates, it may negatively impact patient referrals and treatment volumes.

Our medical director contracts are for fixed periods, generally three to ten years. Medical directors have no obligation to extend their agreements with us. We may take actions to restructure existing relationships or take positions in negotiating extensions of relationships to assure compliance with the safe harbor provisions of the anti-kickback statute, Stark II law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us or to refer their patients to us. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship which could lead to the early termination of the agreement, or cause the physician to stop referring patients to our centers. If a significant number of physicians were to cease referring patients to our dialysis centers, whether due to regulatory or other reasons, then our revenues, earnings and cash flows would be substantially reduced.

The level of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding, including debt we incurred to finance the DVA Renal Healthcare acquisition. In addition, we may incur additional indebtedness in the future. The high level of our indebtedness, among other things, could:

- make it difficult for us to make payments on our debt securities;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- expose us to interest rate fluctuations to the extent we have variable rate debt;
- limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds.

If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures and expansion efforts, including any strategic acquisitions we may make in the future, will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenue and cash flow will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness, including the senior and senior subordinated notes, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Our senior secured credit facilities are secured by substantially all of our and our subsidiaries' assets. As such, our ability to refinance our debt or seek additional financing could be limited by such security interest. We cannot assure you that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

If the current shortage of skilled clinical personnel continues or if we experience a higher than normal turnover rate, we may experience disruptions in our business operations and increases in operating expenses.

We are experiencing increased labor costs and difficulties in hiring nurses due to a nationwide shortage of skilled clinical personnel. We compete for nurses with hospitals and other health care providers. This nursing shortage may limit our ability to expand our operations. If we are unable to hire skilled clinical personnel when needed, or if we experience a higher than normal turnover rate for our skilled clinical personnel, our operations and treatment growth will be negatively impacted, which would result in reduced revenues, earnings and cash flows.

The integration of DVA Renal Healthcare's clinical, billing and collection systems into our operations is significant and the failure to successfully integrate the systems could have a material adverse effect on our revenues, cash flows and operating results.

The integration of DVA Renal Healthcare requires the successful implementation of uniform information technology systems, including clinical, billing and collections systems. We may experience difficulties in our ability to successfully bill and collect for services rendered as a result of our upgrade and integration of the billing and collection systems. Complications associated with the integration of our clinical, billing and collections systems could cause increased risk of retractions from and refunds to commercial and government payors, noncompliance with reimbursement regulations and could have an adverse impact on the claims review required by DVA Renal Healthcare's corporate integrity agreement. We may experience difficulties in effectively implementing these and other systems across our operations, including DVA Renal Healthcare. The failure to successfully integrate these and other systems could have a material adverse effect on our revenues, cash flows and operating results.

If DVA Renal Healthcare does not comply with its corporate integrity agreement, or DVA Renal Healthcare otherwise has failed or fails to comply with government regulations applicable to its operations, we could be subject to additional penalties and otherwise may be materially harmed.

DVA Renal Healthcare entered into a settlement agreement with the Department of Justice and certain agencies of the United States government relating to the Department of Justice's investigation of DVA Renal Healthcare's Medicare and Medicaid billing practices and its relationships with physicians and pharmaceutical manufacturers. If DVA Renal Healthcare does not comply with the terms of the corporate integrity agreement or otherwise has failed or fails to comply with the extensive federal, state and local government regulations applicable to its operations, we could be subject to additional penalties, including monetary penalties or exclusion from participation in government programs, and otherwise may be materially harmed. The costs associated with compliance with the corporate integrity agreement and cooperation with the government are substantial and may be greater than we currently experience. In addition, as a result of the settlement agreement, commercial payors and other third parties may initiate legal proceedings against DVA Renal Healthcare related to the billing practices and other matters covered by the settlement agreement.

Our alliance and product supply agreement with Gambro Renal Products Inc. may limit our ability to achieve cost savings with respect to products and equipment we are required to purchase under this agreement.

On August 25, 2006, we amended our alliance and product supply agreement with Gambro Renal Products Inc., a subsidiary of Gambro AB, pursuant to which we are required to purchase from Gambro Renal Products specified percentages of hemodialysis products, supplies and equipment at fixed prices. The amended supply agreement, among other things, reduces our purchase obligations with respect to our requirements for such products, supplies and equipment and permits the termination of our obligations with respect to certain products under certain circumstances. The amended supply agreement continues to require us to purchase a significant majority of our hemodialysis product supplies and equipment at fixed prices and may limit our ability to realize future cost savings in regard to products and equipment for which we remain obligated to make purchases under the agreement. For the year ended December 31, 2006, our total spending on hemodialysis products, supplies and equipment with Gambro Renal Products was approximately 4% of our total operating costs.

Our ability to effectively provide the services we offer could be negatively impacted if certain of our suppliers are unable to meet our needs, which could substantially reduce our revenues, earnings and cash flows.

We have significant suppliers that are either the sole or primary source of products critical to the services we provide or to which we have committed obligations to make purchases, including Amgen, Gambro Renal Products, Baxter Healthcare Corporation, as well as others. If any of these suppliers are unable to meet our needs for the products they supply and we are not able to find adequate alternative sources, our revenues, earnings and cash flows could be substantially reduced.

Provisions in our charter documents, compensation programs and Delaware law may deter a change of control that our stockholders would otherwise determine to be in their best interests.

Our charter documents include provisions that may deter hostile takeovers, delay or prevent changes of control or changes in our management, or limit the ability of our stockholders to approve transactions that they may otherwise determine to be in their best interests. These include provisions prohibiting our stockholders from acting by written consent, requiring 90 days advance notice of stockholder proposals or nominations to our Board of Directors and granting our Board of Directors the authority to issue preferred stock and to determine the rights and preferences of the preferred stock without the need for further stockholder approval. In addition, on November 14, 2002, the Board of Directors approved a shareholder rights plan that would substantially dilute the interest sought by an acquirer that our Board of Directors does not approve.

Most of our outstanding employee stock options include a provision accelerating the vesting of the options in the event of a change of control. We also maintain a change of control protection program for our employees who do not have a significant number of stock awards, which provides for cash bonuses to the employees in the event of a change of control which has been in place since September 2001. Based on the shares of our common stock outstanding and the market price of our stock on December 31, 2006, these cash bonuses would total approximately $231 million if a control transaction occurred at that price and our Board of Directors did not modify this program. These compensation programs may affect the price an acquirer would be willing to pay for the Company.

We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit us from engaging in any business combinations with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

These provisions may discourage, delay or prevent an acquisition of our Company at a price that our stockholders may find attractive. These provisions could also make it more difficult for our stockholders to elect directors and take other corporate actions and could limit the price that investors might be willing to pay for shares of our common stock.

Selected Financial Data

The following table presents selected consolidated financial and operating data for the periods indicated. In October 2005, we acquired DVA Renal Healthcare for approximately $3.06 billion. DVA Renal Healthcare was one of the largest dialysis services providers in the United States operating 566 outpatient dialysis centers and generating annual revenues of approximately $2 billion. In conjunction with a consent order issued by the Federal Trade Commission, on October 4, 2005, we divested a total of 71 centers and terminated two management service agreements. In addition, effective January 1, 2006, we divested three additional centers that were previously pending state regulatory approval in order to complete the acquisition of DVA Renal Healthcare. See footnote (6) below. The operating results of DVA Renal Healthcare are included in our operating results from October 1, 2005, and the operating results of the historical DaVita divested centers are reflected as discontinued operations in our consolidated statements of income for 2005 and prior. The following financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements filed as part of this report.

	Year ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except share data)				
Income statement data:					
Net operating revenues(1)	$ 4,880,662	$ 2,973,918	$ 2,177,330	$ 1,919,278	$ 1,766,564
Operating expenses and charges(2)	4,141,230	2,508,547	1,796,204	1,559,347	1,400,897
Operating income	739,432	465,371	381,126	359,931	365,667
Debt expense(3)	(276,706)	(139,586)	(52,411)	(66,821)	(71,612)
Swap valuations gain, net(4)	—	4,548	—	—	—
Refinancing charges(5)	—	(8,170)	—	(26,501)	(48,930)
Other income, net	13,033	8,934	4,125	3,042	3,980
Income from continuing operations before income taxes	475,759	331,097	332,840	269,651	249,105
Income tax expense	186,430	123,675	128,332	105,173	102,749
Income from continuing operations	289,329	207,422	204,508	164,478	146,356
Income from discontinued operations, net of tax (6)	—	13,157	17,746	11,313	10,973
Gain on disposal of discontinued operations, net of tax (6)	362	8,064	—	—	—
Net income	$ 289,691	$ 228,643	$ 222,254	$ 175,791	$ 157,329
Basic earnings per common share from continuing operations(6)(7)	$ 2.79	$ 2.06	$ 2.07	$ 1.74	$ 1.36
Diluted earnings per common share from continuing operations (6)(7)	$ 2.73	$ 1.99	$ 1.99	$ 1.56	$ 1.22
Weighted average shares outstanding:(7)(9)					
Basic	103,520,000	100,762,000	98,727,000	94,346,000	107,747,000
Diluted	105,793,000	104,068,000	102,861,000	113,760,000	135,720,000
Ratio of earnings to fixed charges(8)	2.38:1	2.86:1	5.26:1	3.98:1	3.67:1
Balance sheet data:					
Working capital	$ 597,324	$ 664,675	$ 426,985	$ 242,238	$ 251,925
Total assets	6,491,816	6,279,762	2,511,959	1,945,530	1,775,693
Long-term debt	3,730,380	4,085,435	1,322,468	1,117,002	1,311,252
Shareholders' equity(9)	1,245,924	850,609	523,134	306,871	70,264

(1) Net operating revenues include $3,771 in 2005, $8,293 in 2004, $24,000 in 2003 and $58,778 in 2002 of Medicare lab recoveries relating to prior years' services.

(2) Total operating expenses include recoveries of $5,192 in 2002 of accounts receivable reserved in 1999.

(3) Debt expense in 2006, includes the write-off of approximately $3.3 million of deferred financing costs associated with our principal prepayments on the Term loans.

(4) The swap valuation net gains of $4,548 in 2005, represented the accumulated fair value on several swap instruments that were ineffective as cash flow hedges, as a result of the repayment of our credit facilities, as well as changes in the fair values of these swaps until they were redesignated as hedges, and represent changes in the fair value of the swaps during periods in which there was no matching variable rate LIBOR-based interest payments.

(5) Refinancing charges of $8,170 in 2005 represented the write-off of deferred financing costs associated with the extinguishment of our prior credit facility. Refinancing charges of $26,501 in 2003 represented the consideration paid to redeem the $125,000 5⅝% Convertible Subordinated Notes due 2006 and the $345,000 7% Convertible Subordinated Notes due 2009 in excess of book value, the write-off of related deferred financing costs and other financing fees associated with the amendment of the prior credit facility. Refinancing charges of $48,930 in 2002 represented the write-off of deferred financing costs associated with the retirement of the $225,000 outstanding 9¼% Senior Subordinated Notes due 2011.

(6) During 2005, we divested a total of 71 outpatient dialysis centers in conjunction with a consent order issued by the Federal Trade Commission on October 4, 2005 in order for us to complete the acquisition of DVA Renal Healthcare. In addition, we completed the sale of three additional centers that were previously pending state regulatory approval in January 2006. The operating results of the historical DaVita divested and held for sale centers were reflected as discontinued operations in our consolidated financial statements for 2005 and prior.

(7) All share and per-share data for all periods presented prior to 2005 have been adjusted to retroactively reflect the effects of a 3-for-2 stock split that occurred in the second quarter of 2004.

(8) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and amortization of deferred financing costs), the estimated interest component of rental expense on operating leases, and capitalized interest.

(9) Share repurchases consisted of 3,350,100 shares of common stock for $96,540 in 2004, 5,162,850 shares of common stock for $107,162 in 2003, 40,991,216 shares of common stock for $642,171 in 2002. Debt of $124,700 and $526 was converted into 7,302,528 and 24,045 shares of common stock in 2003. Shares issued in connection with stock awards amounted to 2,620,125 in 2006, 3,303,451 in 2005, 5,106,783 in 2004, 3,539,919 in 2003, and 5,131,425 in 2002.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "DVA". The following table sets forth, for the periods indicated, the high and low closing prices for our common stock as reported by the New York Stock Exchange.

	High	Low
Year ended December 31, 2006:		
1st quarter	$60.27	$51.52
2nd quarter	58.75	47.59
3rd quarter	58.79	48.32
4th quarter	59.36	51.89
Year ended December 31, 2005:		
1st quarter	$44.10	$39.26
2nd quarter	46.72	40.01
3rd quarter	47.78	43.28
4th quarter	53.59	47.88

The closing price of our common stock on February 1, 2007 was $54.89 per share. According to The Bank of New York, our registrar and transfer agent, as of February 1, 2007, there were 3,666 holders of record of our common stock. We have not declared or paid cash dividends to holders of our common stock since 1994. We have no current plans to pay cash dividends and we are restricted from paying dividends under the terms of our credit facilities and our senior and senior subordinated notes. Also, see the heading "Liquidity and capital resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements.

On September 11, 2003, the Company announced that the Board of Directors authorized the Company to repurchase up to $200 million of the Company's common stock, with no expiration date. On November 2, 2004, the Company announced that the Board of Directors approved an increase in the Company's authorization to repurchase shares of its common stock by an additional $200 million. The Company is authorized to make purchases from time to time in the open market or in privately negotiated transactions, depending upon market conditions and other considerations. However, under the terms of our credit facilities and our senior and senior subordinated notes, we have share repurchase limitations.

There were no repurchases of our common stock during 2006 and 2005. We had approximately $249 million available from Board authorizations to repurchase shares of our common stock as of December 31, 2006.

Stock Price Performance

The following graph shows a comparison of our cumulative total returns, the Standard & Poor's MidCap 400 Index and a peer group index. The graph assumes that the value of an investment in our common stock and in each such index was $100.00 on December 31, 2001 and that all dividends have been reinvested. The peer group index consists of the following companies: Apria Healthcare Group Inc., Fisher Scientific International Inc., Health Management Associates, Inc., Laboratory Corporation of America Holdings, Lincare Holdings Inc., Omnicare, Inc., Quest Diagnostics Incorporated, Renal Care Group, Inc., Triad Hospitals, Inc. and Universal Health Services, Inc. The companies in the peer group index are other providers of healthcare-related services which we believe are most comparable to us. The peer group index is weighted for the market capitalization of each company within the group.

The comparison in the graph below is based solely on historical data and is not intended to forecast the possible future performance of our common stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG DAVITA INC., S&P MIDCAP 400 INDEX AND PEER GROUP


$400
$300
$200
$100
$0
DAVITA INC
S&P MIDCAP 400 INDEX
PEER GROUP
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
DaVita, Inc.	$100.00	$100.90	$159.50	$242.50	$310.70	$349.00
S&P MidCap 400 Index	$100.00	$ 85.50	$115.90	$135.00	$151.90	$167.60
Peer Group	$100.00	$ 88.30	$115.60	$136.00	$148.40	$163.30

Note: Assumes an initial investment of $100.00 on December 31, 2001. Total return includes reinvestment of dividends. Fisher Scientific International Inc. is included in the peer group until October 31, 2006; Fisher Scientific International Inc. was acquired during November 2006. Renal Care Group, Inc. is included in the peer group until February 28, 2006; Renal Care Group, Inc. was acquired during March 2006.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate sensitivity

The tables below provide information about our financial instruments that are sensitive to changes in interest rates. For our debt obligations the table presents principal repayments and current weighted average interest rates on our debt obligations as of December 31, 2006. The variable rates presented reflect the weighted average rates in effect at the end of 2006 including the economic effects of our swap agreements. These rates are based on the weighted average LIBOR rates plus margins in effect that are subject to adjustment depending upon changes in certain of our financial ratios including a leverage ratio plus the economic impact from the swap agreements. The margins currently in effect range from 1.75% to 2.00%. For our interest rate swap agreements, the table below presents the notional amounts by contract maturity date and the related interest rate terms of the agreements (to pay fixed rates, and to receive LIBOR).

	Expected maturity date								
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value	Average interest rate
	(dollars in millions)								
Long-term debt:									
Fixed rate	$ 5	$ 1	$ 1	$ 1	$ 0	$1,352	$ 1,360	$ 1,372	7.02%
Variable rate	$ 16	$ 54	$ 62	$ 88	$444	$1,727	$ 2,391	$ 2,391	6.61%

	Notional amount	Contract maturity date					Pay fixed	Receive variable	Fair value
		2007	2008	2009	2010	2011			
	(dollars in millions)								
Swaps:									
Pay-fixed swaps	$1,341	$373	$378	$401	$189	$ 0	3.08% to 4.27%	LIBOR	$29.5

As of December 31, 2006, we maintained a total of nine interest rate swap agreements, with notional amounts totaling $1,341 million. These agreements had the economic effect of modifying the LIBOR-based variable interest rate on our debt to fixed rates ranging from 3.08% to 4.27%, resulting in a weighted average effective interest rate of 5.88%, on the hedged portion of our Credit Facility, including the term loan B margin of 2.00%. The swap agreements require quarterly interest payments, bear amortizing notional amounts, and expire in 2008 through 2010. During 2006, we accrued net cash benefits of $15.8 million from these swaps which is included in debt expense. As of December 31, 2006, the total fair value of these swaps was an asset of $29.5 million. We recorded $7.9 million, net of tax, as an increase to comprehensive income for the change in fair value of the effective portions of these swaps during 2006.

At December 31, 2006, our overall Credit Facility effective weighted average interest rate was 6.61%, and our overall average effective interest rate was 6.76%.

As a result of all of our swap agreements, we had over 56% of our outstanding variable rate debt economically fixed and approximately 72% of our total debt economically fixed as of December 31, 2006.

One means of assessing exposure to debt-related interest rate changes is duration-based analysis that measures the potential loss in net income resulting from a hypothetical increase in interest rates of 100 basis points across all variable rate maturities (referred to as a "parallel shift in the yield curve"). Under this model, with all else constant, it is estimated that such an increase would have reduced net income by approximately $6.8 million, $3.2 million, and $5.9 million, net of tax, for the years ended December 31, 2006, 2005, and 2004, respectively.

Exchange rate sensitivity

We are currently not exposed to any foreign currency exchange rate risk.

CORPORATE INFORMATION

Corporate Office
DaVita Inc.
601 Hawaii Street
El Segundo, CA 90245
Tel 310.536.2400/800.310.4872
Fax 310.536.2675
www.davita.com

Independent Registered Public Accounting Firm
KPMG LLP
Seattle, Washington

Stock Registrar and Transfer Agent
The Bank of New York
New York, New York

Annual Meeting of Stockholders
Tuesday, May 29, 2007
Hyatt Regency San Francisco Airport
1333 Old Bayshore Highway
Burlingame, CA 94010

Common Stock Listing
New York Stock Exchange (NYSE)
Symbol: DVA

NYSE Certification
On June 14, 2006 the Company submitted to the NYSE a certification signed by the Chief Executive Officer that he was not aware of any violation by DaVita of the NYSE corporate governance listing standards.

Section 302 Certifications
Certifications of the Chief Executive Officer and Chief Financial Officer have been included as Exhibit 31 in DaVita's annual report on Form 10-K for the year ended December 31, 2006.

Form 10-K Request
For a free copy of DaVita's annual report on Form 10-K for the year
ended December 31, 2006 please send a written request to LeAnne Zumwalt, Vice President of Investor Relations at DaVita's corporate address.

Corporate Governance Guidelines
DaVita's corporate governance guidelines, Code of Ethics and Board Committee Charters are located on DaVita's website and can be obtained free of charge, upon request from LeAnne Zumwalt at DaVita's corporate address.

DIRECTORS

Charles G. Berg
Senior Advisor
Welsh, Carson, Anderson & Stowe

Former Chief Executive Officer
Oxford Health Plans, Inc.

Willard W. Brittain, Jr.
Chairman and Chief Executive Officer
Professional Resources on Demand

Former Chief Operating Officer
PwC Consulting and PricewaterhouseCoopers LLP

Nancy-Ann DeParle
Managing Director, Healthcare
CCMP Capital

Former Senior Advisor
JPMorgan Partners, LLC

Former Administrator
Centers for Medicare and Medicaid Services

Richard B. Fontaine
Independent Health Care Consultant

Former Senior Vice President
CR&R Incorporated

Former Interim Chief Executive Officer
Vivocell Therapy, Inc.

Peter T. Grauer
Chairman of the Board,
President, Chief Executive Officer and Treasurer
Bloomberg, Inc.

C. Raymond Larkin, Jr.
Managing Director
Group Outcome LLC

Venture Partner
Cutlas Capital

Former Chairman of the Board and
Chief Executive Officer
Eunoe, Inc.

Former President and Chief Executive Officer
Nellcor Incorporated

John M. Nehra
General Partner in affiliates of
New Enterprise Associates

Managing General Partner
Catalyst Ventures

William L. Roper, M.D.
Chief Executive Officer
University of North Carolina Health Care System

Dean, School of Medicine
Vice Chancellor for Medical Affairs
University of North Carolina at Chapel Hill

Former Director
Centers for Disease Control and Prevention

Former Administrator
Centers for Medicare and Medicaid Services

Roger J. Valine
Former President and Chief Executive Officer
Vision Service Plan

Richard C. Vaughan
Chairman of the Audit Committee

Former Executive Vice President and
Chief Financial Officer
Lincoln Financial Group

Kent J. Thiry
Chairman of the Board and
Chief Executive Officer
DaVita Inc.

SECTION 16 OFFICERS

Kent J. Thiry
Chairman of the Board and
Chief Executive Officer

Joseph C. Mello
Chief Operating Officer

Mark G. Harrison
Chief Financial Officer

Charles J. McAllister, M.D.
Chief Medical Officer

Thomas O. Usilton, Jr.
Senior Vice President

James K. Hilger
Vice President and Controller

Joseph Schohl
Vice President, General Counsel
and Secretary

Christopher J. Riopelle
Chief Compliance Officer

Mary R. Kowenhoven
Vice President, Strategy

Georgina Randolph
Senior Vice President

DaVita.

DaVita Inc.
601 Hawaii Street
El Segundo, CA 90245
Tel 310.536.2400
Fax 310.536.2675

www.davita.com

END